AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

09045508

February 5, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section

FEB 23 2009

Washington, DC
111

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

SUPPL

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
MAR 10 2009
THOMSON REUTERS

Deborah S. Stein
Vice President Finance and Chief Financial Officer

enclosures

3/9

SEC File # 82-34911

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 02/02/2009

To: All Canadian Securities Regulatory Authorities

Subject: ALTAGAS INCOME TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	26/02/2009
Record Date for Voting (if applicable) :	26/02/2009
Meeting Date :	21/04/2009
Meeting Location (if available) :	Calgary, Alberta

Voting Security Details:

Description	CUSIP Number	ISIN
LP #1 B UNITS	021360LP1	
TRUST UNITS	021360102	CA0213601028

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for ALTAGAS INCOME TRUST

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS TO ISSUE $100 MILLION OF TRUST UNITS

Calgary, Alberta (January 27, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters have agreed to purchase from AltaGas and sell to the public 6,100,000 trust units ("Trust Units") at a purchase price of $16.50 per Trust Unit, for gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing package which includes the equity offering as well as new revolving and term credit facilities to be arranged by TD Securities Inc. Closing of the equity offering is anticipated to occur on or before February 10, 2009, while the closing of the credit facilities is anticipated to occur later in February. The Toronto-Dominion Bank has committed to make $100 million available under the credit facilities, and the amount of the credit facilities may be increased as and when other lenders join the lending syndicate. Closing of the credit facilities remains subject to a number of conditions that are typical of transactions of this nature. The new credit facilities are intended to replace the Trust's existing 18-month credit facility expiring in September 2009.

"This financing further strengthens our balance sheet and provides the flexibility to focus on our growth and business strategy as we continue to enhance unitholder value for the long-term," said David Cornhill, Chairman and CEO of AltaGas.

AltaGas has also granted an option to the underwriters to purchase up to an additional 915,000 Trust Units at a price of $16.50 per Trust Unit for a period of 30 days from the closing of the offering.

The Trust Units will be issued pursuant to a prospectus supplement that will be filed with securities regulatory authorities in Canada under AltaGas' short form base shelf prospectus dated August 8, 2007.

Purchasers under this offering will be entitled to participate in cash distributions in March, 2009, expected to have a record date of February 25, 2009 and a payment date of March 16, 2009.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof, and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

AltaGas Income Trust ("**AltaGas**")
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

2. Date of Material Change:

January 27, 2009

3. News Release:

A press release disclosing the nature and substance of the material change was issued by AltaGas on January 27, 2009 through Marketwire.

4. Summary of Material Change:

On January 27, 2009, AltaGas announced that it had entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units ("**Units**") at a purchase price of $16.50 per Unit, for gross proceeds of approximately $100 million. In addition, AltaGas granted an option to the underwriters to purchase up to an additional 915,000 Units at a price of $16.50 per Unit for a period of 30 days from the closing of the offering. Closing is anticipated to occur on or before February 10, 2009.

5. Full Description of Material Change:

On January 27, 2009, AltaGas announced that it had entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units ("**Units**") at a purchase price of $16.50 per Unit, for gross proceeds of approximately $100 million. In addition, AltaGas granted an option to the underwriters to purchase up to an additional 915,000 Units at a price of $16.50 per Unit for a period of 30 days from the closing of the offering.

The net proceeds of the offering will be used to reduce indebtedness.

The Units will be issued pursuant to a prospectus supplement dated January 29, 2009 that has been filed with securities regulatory authorities in Canada under AltaGas' short form base shelf prospectus dated August 8, 2007.

Purchasers under this offering will be entitled to participate in cash distributions in March, 2009, expected to have a record date of February 25, 2009 and a payment date of March 16, 2009.

Closing is anticipated to occur on or before February 10, 2009.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

9. Date of Report:

February 4, 2009.

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Dénomination et adresse de la Société :

AltaGas Income Trust (« **AltaGas** »)
1700, 355 – 4th Avenue S.W.
Calgary (Alberta)
T2P 0J1

2. Date du changement important :

Le 29 mai 2008

3. Communiqué :

Le 29 mai 2008, AltaGas a publié un communiqué annonçant la nature et l'objet du changement important par l'intermédiaire de Marketwire.

4. Résumé du changement important :

Le 29 mai 2008, AltaGas a annoncé qu'elle avait conclu une convention avec un syndicat de preneurs fermes codirigé par Clarus Securities Inc. et Scotia Capitaux Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter à AltaGas, en vue de les revendre au public, 3 825 000 parts de fiducie (les « **parts** ») au prix de 26,20 $ la part, pour un produit brut d'environ 100 millions de dollars. De plus, AltaGas a octroyé aux preneurs fermes une option visant l'achat de 573 750 parts supplémentaires au prix de 26,20 $ la part au cours de la période de 30 jours suivant la clôture du placement.

La clôture devrait avoir lieu au plus tard le 10 juin 2008.

5. Description circonstanciée du changement important :

Le 29 mai 2008, AltaGas a annoncé qu'elle avait conclu une convention avec un syndicat de preneurs fermes codirigé par Clarus Securities Inc. et Scotia Capitaux Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter à AltaGas, en vue de les revendre au public, 3 825 000 parts de fiducie (les « **parts** ») au prix de 26,20 $ la part, pour un produit brut d'environ 100 millions de dollars. De plus, AltaGas a octroyé une option aux preneurs fermes visant l'achat de 573 750 parts supplémentaires au prix de 26,20 $ la part au cours de la période de 30 jours suivant la clôture du placement.

Le produit net du placement servira au remboursement de la dette, au financement de programmes d'investissement continus et aux besoins généraux de l'entreprise.

Les parts seront émises aux termes d'un supplément de prospectus qui sera déposé auprès des autorités de réglementation en valeurs mobilières du Canada aux termes d'un prospectus préalable de base simplifié daté du 8 août 2007.

Les acheteurs aux termes du placement pourront recevoir des distributions en espèces en juillet 2008. La date de référence pour ces distributions sera le 25 juin 2008 et la date de paiement, le 15 juillet 2008.

La clôture devrait avoir lieu au plus tard le 10 juin 2008.

6. Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102 :

Sans objet

7. Information omise :

Sans objet

8. Membre de la haute direction :

Les demandes de renseignements concernant la déclaration de changement important dont il est question aux présentes peuvent être adressées à la personne suivante :

Dennis A. Dawson
Vice-président, chef du contentieux et secrétaire
AltaGas General Partner Inc., à titre de mandataire d'AltaGas Income Trust
Téléphone : 403 691-7575

9. Date de la déclaration :

Le 6 juin 2008

SEC File # 82-34911

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated August 8, 2007 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

*These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of AltaGas General Partner Inc. at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated August 8, 2007

New Issue January 29, 2009

AltaGas

ALTAGAS INCOME TRUST

$100,650,000
6,100,000 Trust Units

AltaGas Income Trust (the "**Trust**") is hereby qualifying for distribution 6,100,000 trust units (the "**Trust Units**") of the Trust. See "Details of the Offering" and "Plan of Distribution".

Price: $16.50 per Trust Unit

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Trust[(1)]
Per Trust Unit	$16.50	$0.825	$15.675
Total[(2)]	$100,650,000	$5,032,500	$95,617,500

(1) Before deducting the estimated expenses of the offering of approximately $500,000. The expenses of the offering and the Underwriters' fee will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "**Over-Allotment Option**"), exercisable at any time until 5:00 p.m. (Calgary time) on the 30th day following the Closing Date (as hereinafter defined), to purchase up to an additional 915,000 Trust Units on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before expenses of the offering, will be $115,747,500, $5,787,375 and $109,960,125, respectively. See "Plan of Distribution". A purchaser who acquires Trust Units forming part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this prospectus supplement, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. The Trust Units that may be issued on the exercise of the Over-Allotment Option are also qualified for distribution under this prospectus supplement.

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	915,000 Trust Units	30 days after the Closing Date	$16.50 per Trust Unit

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "ALA.UN". On January 26, 2009, the closing price of the Trust Units on the TSX was $17.72. The TSX has conditionally approved the listing of the Trust Units offered pursuant to this prospectus supplement. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before April 28, 2009. The price of the Trust Units offered hereunder was determined by negotiation between AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, and TD Securities Inc. ("**TD**") and Clarus Securities Inc. ("**Clarus**"), on their own behalf and on behalf of BMO Nesbitt Burns Inc. ("**BMO**"), CIBC World Markets Inc. ("**CIBC**"), RBC Dominion Securities Inc. ("**RBC**"), Scotia Capital Inc. ("**Scotia**"), National Bank Financial Inc. ("**NBF**") and HSBC Securities (Canada) Inc. ("**HSBC**")(collectively, the "**Underwriters**").

The Trust will utilize the proceeds of the offering of Trust Units to repay a portion of the indebtedness outstanding under the Credit Facilities (as hereinafter defined). As at December 31, 2008, $353 million was outstanding under the Credit Facilities, excluding outstanding letters of credit of $69.8 million. See "Use of Proceeds".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued and delivered by the Trust to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is currently anticipated that the closing date of the offering (the "**Closing Date**") will be February 10, 2009, or such later date as the Trust and the Underwriters may agree but in any event not later than February 24, 2009. See "Details of the Offering".

The Trust has been advised by the Underwriters that, subject to applicable laws, the Underwriters may, in connection with the offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Underwriters propose to offer the Trust Units initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold. Any such reduction will not affect the proceeds received by the Trust. See "**Plan of Distribution**".

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("**Unitholders**"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital

requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors" in the accompanying short form base shelf prospectus of the Trust dated August 8, 2007 (the "**Base Prospectus**") and in this prospectus supplement. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

For Canadian income tax purposes, the return from an investment in Trust Units to Unitholders can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. On October 31, 2006, the Department of Finance (Canada) ("**Finance**") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "**SIFT Rules**", which for greater certainty include all proposed amendments thereto publicly announced by Finance prior to the date hereof and the guidelines (the "**Guidelines**") concerning the meaning of "normal growth" issued by Finance on December 15, 2006). Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act (as defined herein). Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust does not exceed "normal growth" before then) certain distributions from the Trust which otherwise would have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Risk Factors" and "Certain Canadian Federal Income Tax Considerations".

TD, BMO, CIBC, RBC, Scotia, NBF and HSBC are, directly or indirectly, subsidiaries or affiliates of lenders to the Trust or its subsidiaries. In addition, The Toronto-Dominion Bank has committed to make $100 million available under new revolving and term credit facilities, to be arranged by TD. See "Credit Facilities". Accordingly, the Trust may be considered a "connected issuer" of such Underwriters for the purposes of securities regulations in certain provinces of Canada. The net proceeds from this offering will be used to reduce the Trust's indebtedness to such lenders. See "Relationship Between the Trust and Certain of the Underwriters" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements. When used in this prospectus supplement, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus supplement may contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Trust Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors described under "Risk Factors" in the Base Prospectus and this prospectus supplement. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus supplement, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus supplement as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus supplement should not be unduly relied upon. Such statements speak only as of the date of this prospectus supplement. The Trust

does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the offering of the Trust Units. Other documents are also incorporated or deemed to be incorporated by reference into the Base Prospectus and reference should be made to the Base Prospectus for full particulars.

The following are specifically incorporated by reference in and form an integral part of the Base Prospectus and this prospectus supplement:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2007 and 2006 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2007;

(b) the unaudited comparative consolidated financial statements of the Trust and the notes thereto for the nine months ended September 30, 2008 and 2007 and management's discussion and analysis of results of operations and financial condition for the nine months ended September 30, 2008;

(c) the annual information form of the Trust dated March 11, 2008 for the year ended December 31, 2007, amended by substituting reference to the Business Acquisition Report (as defined below) for the reference in such annual information form to a business acquisition report dated and filed on March 3, 2008 (the "**AIF**");

(d) the information circular dated March 6, 2008 relating to the Annual Meeting of unitholders of the Trust held on April 24, 2008;

(e) the material change report of the Trust dated January 16, 2008 relating to the acquisition on January 10, 2008 by AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") of all the issued and outstanding units of Taylor NGL Limited Partnership ("**Taylor**") not already held by affiliates of the Trust (the "**Taylor Acquisition**");

(f) the amended business acquisition report of the Trust dated March 3, 2008 and filed on SEDAR June 2, 2008 relating to the Taylor Acquisition (the "**Business Acquisition Report**"); and

(g) the material change report of the Trust dated June 6, 2008 relating to the issuance of Trust Units pursuant to a prospectus supplement to the Base Prospectus..

Any documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by the Trust with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into the Base Prospectus for the purposes of the offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in the Base Prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Base

Prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference into the Base Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Base Prospectus.

USE OF PROCEEDS

The net proceeds to the Trust from the offering will be approximately $95,117,500, after deducting the Underwriters' fee of $5,032,500 and estimated expenses of the offering of $500,000. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds from the offering will be approximately $109,460,125 after deducting the Underwriters' fee of $5,787,375 and estimated expenses of the offering of $500,000. The expenses of the offering and the Underwriters' fee will be paid from the general funds of the Trust.

The net proceeds of the offering will be used to repay a portion of the indebtedness outstanding under the Credit Facilities. Over the preceding two years, the Trust has used borrowings under its Credit Facilities to, among other things, finance the Taylor Acquisition, as described below, and a number of other acquisitions, including most significantly the acquisitions of NovaGreenPower Inc. on July 31, 2008 and the remaining 45 percent interest in GreenWing Energy Development Limited Partnership not already owned by the Trust on August 15, 2008.

On January 10, 2008, the Trust completed the Taylor Acquisition, which resulted in the Trust incurring approximately $256.3 million of additional borrowings to finance the cash component of the acquisition price and assuming existing indebtedness of Taylor in the amount of approximately $132.5 million (including its liabilities pursuant to convertible debentures and existing credit facilities). See "Relationship Between the Trust and Certain of the Underwriters".

CAPITALIZATION OF THE TRUST

There have been no material changes in the consolidated share and loan capital of the Trust from September 30, 2008 to the date of this prospectus supplement.

After giving effect to the offering, the unitholders' equity of the Trust will increase by the amount of the net proceeds of the offering ($95,117,500, or $109,460,125 in the event of the exercise in full of the Over-Allotment Option). The number of issued and outstanding Trust Units of the Trust will increase by 6,100,000 Trust Units, or 7,015,000 Trust Units in the event of the exercise in full of the Over-Allotment Option.

After giving effect to the offering and the use of proceeds as discussed herein, the indebtedness of the Trust under the Credit Facilities will be reduced by $95,117,500, or $109,460,125 in the event of the exercise in full of the Over-Allotment Option.

PRIOR SALES

During the twelve-month period preceding the date of this prospectus supplement, the Trust issued 4,398,750 Trust Units on June 10, 2008 at a price of $26.20 per Trust Units for aggregate gross proceeds of approximately $115 million.

PRICE RANGE AND TRADING VOLUME

The Trust Units are listed and posted for trading on the TSX under the trading symbol "ALA.UN". The following table sets forth the price range for and trading volume of the Trust Units on the TSX for the period January 2008 through January 2009, as reported by such exchange.

Month and Year	High	Low	Volume
January 2008	$26.59	$23.15	4,144,705
February 2008	$25.55	$22.76	3,716,908
March 2008	$25.63	$23.10	4,003,513
April 2008	$25.14	$23.65	3,174,003
May 2008	$27.36	$24.03	3,166,735
June 2008	$27.50	$25.61	2,925,813
July 2008	$25.84	$22.90	1,888,734
August 2008	$25.50	$23.65	1,691,254
September 2008	$26.91	$21.06	3,286,838
October 2008	$23.85	$13.66	6,607,699
November 2008	$21.33	$15.14	3,809,441
December 2008	$17.55	$13.50	3,274,191
January 2009 (1-28)	$18.85	$16.46	3,643,998

On January 26, 2009, the closing price of the Trust Units on the TSX was $17.72.

CREDIT FACILITIES

The Trust has a $375.0 million unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks (the "**Three Year Facility**"). Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings under the facility have fees and bear interest at rates relevant to the nature of the draw. The maturity date of this facility is September 30, 2010.

In addition, the Trust has a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks (the "**Eighteen Month Facility**"). Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings under the facility have fees and bear interest at rates relevant to the nature of the draw. The maturity date of this facility is September 28, 2009.

The Trust also has a $75.0 million unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank (the "**Letter of Credit Facility**"). AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings under the facility have fees and bear interest at rates relevant to the nature of the draw. The maturity date of this facility is September 30, 2010.

The Trust also has a $50.0 million unsecured demand operating credit facility (the "**Operating Facility**") with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee.

The Three Year Facility, Eighteen Month Facility, Letter of Credit Facility and Operating Facility are collectively referred to herein as the "**Credit Facilities**". At December 31, 2008, the Trust had drawn an aggregate of $353 million against the Credit Facilities, excluding outstanding letters of credit of $69.8 million. See "Relationship Between the Trust and Certain of the Underwriters".

The Trust is in the process of obtaining new revolving and term credit facilities, to be arranged by TD, to replace the Eighteen Month Facility. The Toronto-Dominion Bank has committed to make $100 million available under the credit facilities, and the amount of the credit facilities may be increased if, as and when other lenders join the lending syndicate. Closing of the credit facilities remains subject to a number of conditions that are typical of transactions of this nature.

DETAILS OF THE OFFERING

The offering consists of 6,100,000 Trust Units at a price of $16.50 per Trust Unit (the "**Offering Price**") and up to an additional 915,000 Trust Units at the Offering Price if the Underwriters exercise the Over-Allotment Option in full. The Trust Units will be issued on the Closing Date pursuant to the Underwriting Agreement (as defined herein) and on the closing of the exercise of the Over-Allotment Option, if applicable. For a summary of the material attributes and characteristics of the Trust Units and certain rights attaching thereto, see "Description of Trust Units" in the Base Prospectus.

Subscribers for Trust Units pursuant to the offering who continue to own such Trust Units on February 25, 2009, provided the offering is completed by that time, will be entitled to receive a distribution in respect of February 2009, payable on or about March 15, 2009.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated January 27, 2009 between the Trust, AltaGas LP #1 and the Underwriters, the Trust has agreed to sell an aggregate of 6,100,000 Trust Units to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Trust, as principal, such Trust Units on the Closing Date. Delivery of the Trust Units is conditional upon payment on closing of $16.50 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $0.825 per Trust Unit issued and sold by the Trust for an aggregate fee payable by the Trust of $5,032,500, in consideration of their services in connection with the offering. The Underwriters' fee is payable on the Closing Date.

The Trust has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time until 5:00 p.m. (Calgary time) on the 30th day following the Closing Date, to purchase up to an additional 915,000 Trust Units on the same terms and conditions as the offering of the Trust Units. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before expenses, will be $115,747,500, $5,787,375 and $109,960,125, respectively. The distribution of the Trust Units that may be issued on the exercise of the Over-Allotment Option are also qualified under this prospectus supplement.

A purchaser who acquires Trust Units forming part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this prospectus supplement, regardless of whether the

Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the offering were established through negotiations between TD and Clarus, on their own behalf and on behalf of the other Underwriters, and the General Partner on behalf of the Trust.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units, provided that, if the aggregate number of Trust Units not purchased is less than or equal to 5% of the aggregate number of Trust Units agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Trust Units not taken up, on a *pro rata* basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Trust Units if any Trust Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AltaGas LP #1 have agreed to indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Exceptions to these policy statements include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The TSX has conditionally approved the listing of the Trust Units offered by this prospectus supplement. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before April 28, 2009.

The Trust has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Trust Units or other securities convertible into, or exchangeable for, Trust Units during the period ending 90 days after the Closing Date without the prior mutual consent of TD and Clarus, on their own behalf and on behalf of the other Underwriters, which consent shall not be unreasonably withheld.

The Underwriters propose to offer the Trust Units initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold. Any such reduction will not affect the proceeds received by the Trust. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Trust Units is less than the gross proceeds paid by the Underwriters to the Trust.

The Trust Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America except in

transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Trust Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Trust Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the offering, any offer or sale of the Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

For a description of the constraints imposed on the ownership of Trust Units by non-residents of Canada and the mechanisms by which the level of non-resident ownership of the Trust Units is monitored and maintained, see the section entitled "Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership" in the AIF.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN OF THE UNDERWRITERS

TD, BMO, CIBC, RBC, Scotia, NBF and HSBC are, directly or indirectly, subsidiaries or affiliates of certain lenders which are lenders to the Trust or its subsidiaries. In addition, The Toronto-Dominion Bank has committed to make $100 million available under new revolving and term credit facilities, to be arranged by TD. See "Credit Facilities". Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of such Underwriters. As at December 31, 2008, the Trust or its subsidiaries were indebted to a syndicate of lenders, including affiliates of such Underwriters, in the approximate amount of $253 million under the Three Year Facility and to a syndicate of lenders, including affiliates of such Underwriters, in the approximate amount of $100 million under the Eighteen Month Facility. In addition, the Trust or its subsidiaries had letters of credit outstanding under the Letter of Credit Facility to an affiliate of one Underwriter in the approximate amount of $67 million and had letters of credit outstanding under the Operating Facility to an affiliate of one Underwriter in the approximate amount of $3 million. The Credit Facilities are unsecured. The Trust and its subsidiaries are presently in compliance with the terms of such Credit Facilities and none of the lenders has waived a breach of the agreements governing such Credit Facilities since their execution. The consolidated financial position of the Trust has not changed materially since the indebtedness under such Credit Facilities was incurred. None of the lenders were involved in the decision to offer the Trust Units or were involved in the determination of the terms of the distribution of the Trust Units. As a consequence of the sale of the Trust Units, each of the Underwriters will receive a fee in respect of Trust Units sold through such Underwriter and the lenders may receive a portion of the proceeds from the Trust as a repayment of outstanding indebtedness. See "Use of Proceeds" and "Risk Factors – Refinancing Risk".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to a subscriber who acquires Trust Units pursuant to the offering and who at all relevant times, for purposes of the Tax Act, holds the Trust Units as capital property, deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold

their Trust Units as capital property may, in certain circumstances, be entitled to have their Trust Units, and all other "Canadian securities" owned by them in the taxation year for which the election is made or in any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Any holder considering making such election should first consult their own tax advisor.

This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iii) a holder that is a "specified financial institution" as defined in the Tax Act; or (iv) a holder to whom the "functional currency" rules apply, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of the Canada Revenue Agency ("**CRA**"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Trust Units, and no representations concerning the tax consequences to any particular prospective purchaser are made. Consequently, prospective purchasers of Trust Units should consult their own tax advisors with respect to an investment in Trust Units having regard to their particular circumstances.

Status of the Trust

Mutual Fund Trust

Based upon representations made by the Trust, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by the Trust that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

SIFT Rules

On October 31, 2006, Finance announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals.

The SIFT Rules apply to trusts (a) that are resident in Canada for purposes of the Tax Act, (b) that hold one or more "non-portfolio properties", and (c) the units of which are listed or traded on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust"). In the case of a trust that would have been a SIFT trust on October 31, 2006 had that definition been in force and applied to the trust as of that date, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust

does not exceed "normal growth" before then in accordance with the Guidelines. As a result of these grandfathering provisions, the SIFT Rules are not expected to apply to the Trust until 2011.

Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate, and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation. The properties owned by the Trust would constitute "non-portfolio properties" under the SIFT Rules, with the result that all or substantially all of the Trust's income is expected to be subject to the new tax when the SIFT Rules apply to the Trust.

The SIFT Rules provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011, and 15% in 2012) plus the "provincial SIFT tax rate" (which under proposed regulations will be based on the general provincial corporate income tax rate in each province in which the Trust has a permanent establishment).

Counsel have been advised by the Trust that substantially all of the provincial component of the tax that would apply to the Trust would be equal to the general provincial corporate income tax rate in Alberta, which currently is 10% and which therefore, barring any change in such rate or in the relative proportion of taxable income earned by the Trust in each province, will result in an effective tax rate of approximately 26.5% in 2011 and approximately 25% in 2012. There can be no assurance, however, that the circumstances of the Trust will not change in a manner that causes the provincial SIFT tax rate applicable to the Trust in 2011 and subsequent taxation years to be based in larger part on the provincial corporate income tax rates of provinces other than Alberta.

As noted, the SIFT Rules are not expected to apply to the Trust until 2011. However, the Trust could become subject to the SIFT Rules sooner than 2011 if it experiences growth other than "normal growth" before then. Under the Guidelines, a SIFT trust will be considered to have experienced only "normal growth" if its issuances of new equity, which includes trust units and debt convertible into trust units, do not exceed certain thresholds measured by reference to the SIFT trust's market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust's publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for units. The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010. These thresholds (except the $50 million minimums) are cumulative.

On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual permitted expansion amount for each of 2009 and 2010 so that the amount is available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years. Management of the Trust has advised Counsel that the Trust's market capitalization, determined in accordance with the Guidelines, as of October 31, 2006 was approximately $1.5 billion. Management of the Trust has further advised Counsel that as of the end of 2008 it had not exceeded its permitted normal growth threshold for the period from October 31, 2006 to December 31, 2008 and that the offering of Trust Units pursuant to this prospectus supplement (including the Over-Allotment Option) will not, in and of itself, cause the Trust to exceed its permitted normal growth threshold for the period from October 31, 2006 to December 31, 2009.

It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until January 1, 2011. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust generally is required to include in its income for each taxation year all net taxable capital gains realized by it (or designated to it by AltaGas Holding Trust) in the year, all dividends received by it (or designated to it by AltaGas Holding Trust) in the year, all interest that accrues to it to the end of the year, and the income of AltaGas Holding Trust that is paid or becomes payable to it in the year. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering of Trust Units hereunder and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

Subject to the SIFT Rules, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be January 1, 2011, provided the Trust does not exceed "normal growth" before then), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real or resource properties if the total fair market value of such properties is greater than 50% of the "equity value" (within the meaning of the SIFT Rules) of the SIFT trust itself, (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) investments in a subject entity that have a fair market value greater than 10% of the subject entity's "equity value" (within the meaning of the SIFT Rules) or a subject entity where the SIFT trust holds securities of it or its affiliates that have a total fair market value greater than 50% of the "equity value" (within the meaning of the SIFT Rules) of the SIFT trust. A subject entity includes a corporation resident in Canada, a trust resident in Canada, and a Canadian resident partnership. It is expected that the investments by the Trust in its material subsidiaries will be "non-portfolio properties" for this purpose. Income which a SIFT trust is unable to deduct will be taxed in the SIFT trust at a rate of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Subject to the SIFT Rules, a Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or becomes payable to the Unitholder in that taxation year. Income of a Unitholder from the Trust Units will generally be considered to be income from property. If appropriate designations are made by the Trust, such portion of the net taxable capital gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder. Any loss of the Trust cannot be allocated to or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be January 1, 2011, provided the Trust does not exceed "normal growth" before then), distributions of income from the Trust will generally be deemed to be received by the Unitholder as taxable dividends from a taxable Canadian corporation. Under the SIFT Rules, such dividends deemed to be paid by the Trust will be deemed to be "eligible dividends" and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will generally be eligible for the full dividends received deduction and potentially subject to a 33⅓% refundable tax under Part IV of the Tax Act.

Under the Trust's Declaration of Trust, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness. Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to the Unitholder in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base of a Trust Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Trust Units to the Unitholder.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of

disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash or notes of AltaGas Holding Trust ("redemption notes"), as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such redemption notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. A redeeming Unitholder will consequently realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Units so redeemed and any reasonable costs associated with the redemption. The receipt of redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of redemption notes generally will be required to include in income for a taxation year interest that is received or receivable in the taxation year, or that accrues to the end of the taxation year (depending on the status of the Unitholder as an individual, corporation or trust), on the redemption notes. Under the current provisions of the Tax Act redemption notes would not be qualified investments for RRSPs and other deferred income plans, resulting in adverse tax consequences for the plan, the subscriber or the annuitant if a deferred income plan redeemed Trust Units and received redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of redemption notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving redemption notes on a redemption.

Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident Unitholder**").

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

If more than 50% of the fair market value of a Trust Unit is attributable to real property situated in Canada, all other distributions by the Trust to a Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 15%. Where such additional amounts have been (or will be) withheld, and the Non-Resident Unitholder sustains a capital loss on a disposition of Trust Units (or other property that qualifies as a "Canadian property mutual fund investment" within the meaning of the Tax Act) such loss may be utilized to reduce the Non-Resident Unitholder's liability for such additional withholdings, or

obtain a refund of same, in limited circumstances as provided in the Tax Act. The Trust has advised Counsel that it has withheld, and will continue to withhold, 15% of all such other distributions to Non-Resident Unitholders.

Pursuant to the SIFT Rules, amounts in respect of Trust income payable to a Non-Resident Unitholder that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Non-Resident Unitholder. Under existing law, dividends paid to a Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividends.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Unitholder provided the Trust Units are not "taxable Canadian property" of the Non-Resident Unitholder for the purposes of the Tax Act at the time of the disposition or deemed disposition. Trust Units generally will not be taxable Canadian property to a Non-Resident Unitholder at the time of disposition unless (a) at any time during the 60 month period immediately preceding the disposition the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act), or any combination thereof, owned 25% or more of the issued Trust Units; or (b) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited to a Non-Resident Unitholder on notes of AltaGas Holding Trust that are received by the Non-Resident Unitholder on a redemption of Trust Units generally will not be subject to Canadian withholding tax.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided that on the Closing Date the Trust qualifies as a "mutual fund trust" within the meaning of the Tax Act or the Trust Units are listed on a designated stock exchange (which includes the TSX), the Trust Units will, on the Closing Date, be qualified investments as at such date under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax free savings accounts (provided that holders of tax-free savings accounts deal at arm's length with the Trust for the purposes of the Tax Act and do not have a significant interest (within the meaning of the Tax Act) in the Trust or a corporation, partnership or trust with which the Trust does not deal at arm's length for the purposes of the Tax Act).

RISK FACTORS

Prospective purchasers of Trust Units should consider carefully the risk factors contained in and incorporated by reference in the Base Prospectus.

Discussions of certain risks affecting the Trust in connection with its business are provided in the Trust's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the Base Prospectus.

In addition to the foregoing, investors should carefully consider the risks described below.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The SIFT Rules, which are discussed in more detail under the heading "Certain Canadian Federal Income Tax Considerations", generally operate to apply a tax at the trust level on distributions of certain income at rates of tax comparable to the combined federal and provincial corporate tax rate and to treat such distributions to Unitholders in a manner similar to dividends from a taxable Canadian corporation.

Generally, the application of the SIFT Rules will be delayed to the 2011 taxation year with respect to existing SIFT trusts, such as the Trust. However, the SIFT Rules also provide that there are circumstances under which an existing SIFT trust may lose its transitional relief, including where the "normal growth" of the existing SIFT trust is exceeded. On December 15, 2006, Finance issued the Guidelines which established objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. See "Certain Canadian Federal Income Tax Considerations – Status of the Trust – SIFT Rules". Based on certain representations from AltaGas Ltd., as administrator of the Trust, the offering of Trust Units pursuant to this short form prospectus should not cause, by itself, the Trust to be subject to the SIFT Rules prior to its 2011 taxation year. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

The SIFT Rules may have an adverse impact on the Trust, its Unitholders and the value of the Trust Units and on the ability of the Trust to undertake financings and acquisitions, and, at such time as the rules apply to the Trust, the distributable cash of the Trust may be materially reduced. The effect of the recently enacted SIFT Rules on the market for Trust Units is uncertain.

Capital Markets

As a result of the weakened global economic situation, the Trust along with its industry peers will have restricted access to capital and increased borrowing costs. Although the Trust's business and asset base have not changed materially, the lending capacity of all financial institutions has diminished and risk premiums have increased. As the Trust's future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Trust's ability to do so is dependent on, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and the Trust's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Trust's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and distributions may be materially and adversely affected as a result.

Based on current funds available and expected cash from operations, the Trust believes it has sufficient funds available to fund its projected capital expenditures. However, if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Trust incurs major unanticipated expenses related to development or maintenance of its existing assets, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any

financing necessary for the Trust's capital expenditure plans may result in a delay in the Trust's capital program or a decrease in distributions.

Refinancing Risk

Each of the Credit Facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective Credit Facility becomes repayable in its entirety. The earliest maturity date for the Trust's Credit Facilities relates to the Eighteen Month Facility, which is due on September 28, 2009. The Trust is in the process of obtaining new revolving and term credit facilities, to be arranged by TD, to replace the Eighteen Month Facility. The Toronto-Dominion Bank has committed to make $100 million available under the credit facilities, and the amount of the credit facilities may be increased if, as and when other lenders join the lending syndicate. Closing of the credit facilities remains subject to a number of conditions that are typical of transactions of this nature.

To the extent that any of the Credit Facilities are not replaced or extended on or before their respective maturity dates or are not replaced, extended or renewed for the same or similar amounts or on the same or similar terms, the Trust's ability to fund ongoing operations and distribute cash could be impaired.

INTEREST OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and the auditors of Taylor NGL Limited Partnership were KPMG LLP, Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9. Ernst & Young LLP is independent of the Trust and KPMG LLP was independent of Taylor in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Trust Units will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units of the Trust.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

SEC File # 82-34911

CONSENT OF ERNST & YOUNG LLP

We have read the short form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated August 8, 2007, as supplemented by the prospectus supplement dated January 29, 2009, relating to the offering of 6,100,000 Trust Units (up to 7,015,000 Trust Units if the underwriters' over-allotment option is exercised) (collectively the "**Prospectus**") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated February 26, 2008.

Calgary, Canada,
January 29, 2009

Ernst & Young LLP
Chartered Accountants

SEC File # 82-34911

CONSENT OF KPMG LLP

We have read the short form base shelf prospectus dated August 8, 2007 of AltaGas Income Trust (the "**Trust**") and the prospectus supplement thereto dated January 29, 2009, relating to the offering of 6,100,000 Trust Units (up to 7,015,000 Trust Units if the underwriters' over-allotment option is exercised in full) of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form base shelf prospectus, through incorporation by reference of the amended business acquisition report of AltaGas Income Trust dated March 3, 2008, of our report to the board of directors of Taylor Gas Liquids Ltd., as general partner of Taylor NGL Limited Partnership (the "**Partnership**") on the consolidated balance sheets of the Partnership as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated February 5, 2008.

Calgary, Canada,
January 29, 2009

KPMG LLP
Chartered Accountants

SEC File # 82-34911

CERTIFICATE OF THE UNDERWRITERS

Dated: January 29, 2009

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

TD SECURITIES INC.	**CLARUS SECURITIES INC.**
By: (signed) Alec W.G. Clark	By: (signed) Rod Campbell

BMO NESBITT BURNS INC.	**CIBC WORLD MARKETS INC.**	**RBC DOMINION SECURITIES INC.**	**SCOTIA CAPITAL INC.**
By: (signed) Kevin Everingham	By: (signed) Timothy W. Watson	By: (signed) Derek Neldner	By: (signed) Mark Herman

NATIONAL BANK FINANCIAL INC.

By: (signed) Iain Watson

HSBC SECURITIES (CANADA) INC.

By: (signed) Rod A. McIsaac

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction.

Les titres décrits dans le présent supplément de prospectus, avec le prospectus préalable de base simplifié daté du 8 août 2007 auquel il se rapporte, en sa version modifiée ou complétée, et chaque document intégré ou réputé intégré par renvoi dans le prospectus préalable de base simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.

Les titres n'ont pas été ni ne seront inscrits en vertu de la Securities Act of 1933 *des États-Unis, dans sa version modifiée (la «* ***Loi de 1933*** *»), ou d'une loi sur les valeurs mobilières étatique. Par conséquent, ces titres ne peuvent être offerts ou vendus aux États-Unis d'Amérique à moins qu'ils ne soient inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières étatiques applicables ou qu'une dispense de cette inscription puisse être obtenue. Le présent supplément de prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

L'information intégrée par renvoi dans le présent supplément de prospectus provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans les présentes sur demande adressée au vice-président, chef du contentieux et secrétaire d'AltaGas General Partner Inc., au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575 ou, sous forme électronique, sur le site www.sedar.com.

SUPPLÉMENT DE PROSPECTUS
au prospectus préalable de base simplifié daté du 8 août 2007

Nouvelle émission — Le 29 janvier 2009

AltaGas

ALTAGAS INCOME TRUST
100 650 000 $
6 100 000 parts de fiducie

AltaGas Income Trust (la « **Fiducie** ») vise le placement de 6 100 000 parts de fiducie (les « **parts de fiducie** ») de la Fiducie. Voir « Détails du placement » et « Mode de placement ».

Prix : 16,50 $ par part de fiducie

	Prix d'offre	Rémunération des preneurs fermes(1)	Produit net revenant à la Fiducie(1)
Par part de fiducie	16,50 $	0,825 $	15,675 $
Total(2)	100 650 000 $	5 032 500 $	95 617 500 $

(1) Avant la déduction des frais estimatifs du placement d'environ 500 000 $. Les frais du placement et la rémunération des preneurs fermes seront payés à même les fonds généraux de la Fiducie.

(2) La Fiducie a octroyé aux preneurs fermes l'option de surallocation (l'« **option de surallocation** »), qui peut être exercée à tout moment jusqu'à 17 h (heure de Calgary) le 30e jour suivant la date de clôture (définie aux présentes) afin d'acheter un maximum de 915 000 parts de fiducie selon les mêmes conditions susmentionnées. Si l'option de surallocation est exercée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net revenant à la Fiducie, avant les frais du placement, s'établiront respectivement à 115 747 500 $, 5 787 375 $ et 109 960 125 $. Voir « Mode de placement ». Les souscripteurs de parts de fiducie comprises dans la position de surallocation des preneurs fermes, le cas échéant, acquièrent ces parts de fiducie en vertu du présent supplément de prospectus, que la position des preneurs fermes soit ou non couverte par l'exercice de l'option de surallocation ou par des acquisitions sur le marché secondaire. Le présent supplément de prospectus vise également le placement des parts de fiducie pouvant être émises à l'exercice de l'option de surallocation.

Position des preneurs fermes	Valeur ou nombre maximums de titres disponibles	Période d'exercice	Prix d'exercice
Option de surallocation	915 000 parts de fiducie	30 jours de la date de clôture	16,50 $ par part de fiducie

Les parts de fiducie émises et en circulation sont inscrites à la cote de la Bourse de Toronto (la « **TSX** ») sous le symbole « ALA.UN ». Le 26 janvier 2009, le cours de clôture des parts de fiducie à la TSX s'établissait à 17,72 $. La TSX a approuvé sous condition l'inscription à sa cote des parts de fiducie visées par le présent supplément de prospectus. L'inscription à la cote est subordonnée à l'obligation, pour la Fiducie, de remplir toutes les exigences d'inscription de la TSX au plus tard le 28 avril 2009. Le prix des parts de fiducie offertes aux présentes a été établi par voie de négociation entre AltaGas General Partner Inc. (le « **commandité** »), pour le compte de la Fiducie, et Valeurs Mobilières TD Inc. (« **TD** ») et Clarus Securities Inc. (« **Clarus** »), pour leur propre compte et pour le compte de BMO Nesbitt Burns Inc. (« **BMO** »), Marchés mondiaux CIBC inc. (« **CIBC** »), RBC Dominion valeurs mobilières Inc. (« **RBC** »), Scotia Capitaux Inc. (« **Scotia** »), Financière Banque Nationale Inc. (« **FBN** ») et Valeurs mobilières HSBC (Canada) Inc. (« **HSBC** ») (collectivement, les « **preneurs fermes** »).

La Fiducie affectera le produit du placement de parts de fiducie au remboursement d'une partie de la dette impayée aux termes des facilités de crédit (définies aux présentes). Au 31 décembre 2008, l'encours au titre des facilités de crédit, exception faite des lettres de crédit impayées de 69,8 millions de dollars, se chiffrait à 353 millions de dollars. Voir « Emploi du produit ».

Les preneurs fermes, agissant pour leur propre compte, offrent conditionnellement les parts de fiducie sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., pour le compte des preneurs fermes.

Les souscriptions seront reçues sous réserve de leur rejet ou de leur attribution en totalité ou en partie, et les preneurs fermes se réservent le droit de clore les registres de souscription à tout moment sans préavis. À l'heure actuelle, il est prévu que la date de clôture du placement (la « **date de clôture** ») tombera le 10 février 2009, ou à une date ultérieure dont la Fiducie et les preneurs fermes peuvent convenir mais, quoi qu'il en soit, au plus tard le 24 février 2009. Voir « Détails du placement ».

Les preneurs fermes ont avisé la Fiducie que, sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, effectuer des surallocations ou réaliser des opérations qui visent à stabiliser ou à maintenir le cours des parts de fiducie à un niveau autre que celui qui se serait formé sur le marché libre. Voir « Mode de placement ».

Les preneurs fermes proposent d'offrir les parts de fiducie d'abord au prix d'offre indiqué ci-dessus. Lorsque les efforts raisonnables auront été déployés en vue de vendre la totalité des parts de fiducie au prix indiqué, les preneurs fermes peuvent éventuellement réduire le prix de vente aux investisseurs afin de vendre des parts de fiducie qui n'ont pas encore été vendues. Une telle réduction n'aura pas d'incidence sur le produit reçu par la Fiducie. Voir « Mode de placement ».

Le rendement d'un placement dans les parts de fiducie n'est pas comparable au rendement d'un placement dans des titres à revenu fixe. Le recouvrement d'un placement initial dans des parts de fiducie est à risque et le remboursement prévu de ce placement est tributaire de plusieurs hypothèses liées au rendement. Bien que la Fiducie prévoie verser des distributions d'encaisse aux porteurs de parts de fiducie (les « **porteurs de parts** »), celles-ci ne sont pas garanties et peuvent être diminuées ou interrompues. Le montant réellement distribué sera tributaire d'un bon nombre de facteurs, y compris le rendement financier des filiales de la Fiducie, de l'incidence des taux d'intérêt, des tarifs de l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de

roulement et des besoins en capitaux futurs. De plus, le cours des parts de fiducie peut diminuer si le montant de nos distributions d'encaisse baisse dans le futur, et cette diminution peut être importante.

Il est important pour un investisseur de tenir compte des facteurs de risque particuliers susceptibles de toucher l'industrie dans laquelle il investit et, par conséquent, d'affecter la stabilité des distributions qu'il reçoit. Voir « Facteurs de risque » dans le présent supplément de prospectus et dans le prospectus préalable de base simplifié de la Fiducie daté du 8 août 2007 (le « **prospectus de base** ») auquel il se rapporte. Ces rubriques décrivent également l'évaluation de ces facteurs de risque par la Fiducie, ainsi que les incidences éventuelles, pour un investisseur, de la survenance d'un risque.

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition pourrait changer au fil du temps et, ainsi, avoir une incidence sur le rendement après impôt d'un investisseur. Le 31 octobre 2006, le ministère des Finances (Canada) (le « **ministère** ») a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comprenait des dispositions législatives visant à mettre en œuvre ces modifications proposées (collectivement, les « **règles relatives aux EIPD** », qui comprennent toutes les propositions de modifications annoncées publiquement par le ministère avant la date des présentes et les précisions concernant la « croissance normale » publiées par le ministère le 15 décembre 2006, dans les lignes directrices les « **lignes directrices** »). Sous réserve des règles relatives aux EIPD, les rendements du capital sont généralement imposés à titre de revenu ordinaire entre les mains d'un porteur de parts qui est un résident du Canada aux fins de la LIR (définie aux présentes). Conformément aux règles relatives aux EIPD, à compter du 1er janvier 2011 (pourvu que la Fiducie ne dépasse pas une « croissance normale » avant cette date), certaines distributions faites par la Fiducie qui auraient sinon été imposées à titre de revenu ordinaire seront généralement traitées comme des dividendes en plus d'être assujetties à un impôt au taux imposé aux sociétés au niveau de la Fiducie. Les remboursements de capital font (et, conformément aux règles relatives aux EIPD, continueront de faire) généralement l'objet d'un report d'impôts pour les porteurs de parts qui sont des résidents du Canada aux fins de la LIR (et réduisent le prix de base rajusté des parts de fiducie pour le porteur de parts aux fins de la LIR). Les distributions de revenu ou de capital pour un porteur de parts qui n'est pas résident du Canada pour l'application de la LIR ou pour une société de personnes qui n'est pas une « société de personnes canadienne » pour l'application de la LIR seront généralement assujetties à une retenue d'impôt canadien. Les acquéreurs éventuels devraient consulter leurs propres conseillers fiscaux pour connaître les incidences fiscales canadiennes applicables à leur situation particulière. Voir « Facteurs de risque » et « Certaines incidences fiscales fédérales canadiennes ».

TD, BMO, CIBC, RBC, Scotia, FBN et HSBC sont, directement ou indirectement, des filiales ou des membres du groupe des prêteurs qui ont consenti des prêts à la Fiducie ou à ses filiales. En outre, la Banque Toronto-Dominion s'est engagée à mettre à la disposition de la Fiducie de nouvelles facilités de crédit renouvelables et à terme d'un montant de 100 millions de dollars, qui seront consenties par TD. Voir « Facilités de crédit ». Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ces preneurs fermes aux fins des règlements sur les valeurs mobilières dans certaines provinces du Canada. Le produit net provenant du présent placement servira à réduire la dette de la Fiducie envers ces prêteurs. Voir « Liens entre la Fiducie et certains preneurs fermes » et « Emploi du produit ».

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. Par ailleurs, la Fiducie n'est pas une société de fiducie, si bien qu'elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent supplément de prospectus contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans le présent supplément de prospectus, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. En particulier, le présent supplément de prospectus peut contenir des énoncés prospectifs ayant trait à ce qui suit : le montant et le moment des distributions à l'égard des parts de fiducie; le traitement aux termes des lois fiscales applicables; les attentes à l'égard de la capacité de maintenir une position concurrentielle; les attentes à l'égard de la capacité de réunir des capitaux; le traitement aux termes des régimes de réglementation gouvernementaux; les prix des marchandises. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses, notamment la conjoncture économique générale au Canada et aux États-Unis; les conditions de l'industrie; la réglementation gouvernementale; la volatilité du prix des marchandises; les fluctuations monétaires; les risques environnementaux; la concurrence; la non-disponibilité de membres du personnel ou de la direction compétents; la capacité d'intégrer les progrès technologiques et de suivre les progrès de la concurrence; la disponibilité des capitaux; les autres facteurs décrits à la rubrique « Facteurs de risque » du prospectus de base et du présent supplément de prospectus. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent supplément de prospectus, notamment ceux énoncés précédemment. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent supplément de prospectus tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent supplément de prospectus tels qu'ils sont prévus ou estimés. Ces énoncés ne se rapportent qu'à la date du présent supplément de prospectus. La Fiducie n'a pas l'intention de mettre à

jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

DOCUMENTS INTÉGRÉS PAR RENVOI

Le présent supplément de prospectus est réputé intégré par renvoi au prospectus de base qui l'accompagne uniquement aux fins du placement des parts de fiducie. D'autres documents sont également intégrés ou réputés intégrés par renvoi au prospectus de base et il y a lieu de se reporter à l'information détaillée du prospectus de base.

Les documents ci-après sont expressément intégrés au prospectus de base et au présent supplément de prospectus par renvoi et en font partie intégrante :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2007 et 2006, de même que le rapport des vérificateurs connexe, et le rapport de gestion pour l'exercice terminé le 31 décembre 2007;

b) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les périodes de neuf mois terminées les 30 septembre 2008 et 2007 et le rapport de gestion pour la période de neuf mois terminée le 30 septembre 2008;

c) la notice annuelle de la Fiducie datée du 11 mars 2008 pour l'exercice terminé le 31 décembre 2007, modifiée par le remplacement des renvois à la déclaration d'acquisition d'entreprise (définie ci-après) par les renvois dans la notice annuelle relative à la déclaration d'acquisition d'entreprise datée du 3 mars 2008 et déposée à cette date (la « **notice annuelle** »);

d) la circulaire d'information de la direction datée du 6 mars 2008 et relative à l'assemblée annuelle des porteurs de parts de la Fiducie tenue le 24 avril 2008;

e) la déclaration de changement important de la Fiducie datée du 16 janvier 2008 et relative à l'acquisition, le 10 janvier 2008, par AltaGas Holding Limited Partnership No. 1 (« **AltaGas L.P. No. 1** ») de la totalité des parts émises et en circulation de Taylor NGL Limited Partnership (« **Taylor** ») qui n'étaient pas déjà détenues par des membres du groupe de la Fiducie (l' « **acquisition de Taylor** »);

f) la déclaration d'acquisition d'entreprise modifiée de la Fiducie datée du 3 mars 2008 et déposée sur SEDAR le 2 juin 2008 et relative à l'acquisition de Taylor (la « **déclaration d'acquisition d'entreprise** »);

g) la déclaration de changement important de la Fiducie datée du 6 juin 2008 et portant sur l'émission de parts de fiducie aux termes d'un supplément de prospectus au prospectus préalable de base.

Tout document du type susmentionné (à l'exclusion des déclarations de changement important confidentielles) et toute déclaration d'acquisition d'entreprise déposée par la suite par la Fiducie auprès des autorités de réglementation en valeurs mobilières du Canada après la date du présent supplément de prospectus et avant la fin du placement seront réputés intégrés par renvoi dans le présent prospectus de base aux fins du placement. On pourra consulter ces documents sur Internet sur SEDAR à l'adresse www.sedar.com.

Toute information contenue dans le prospectus de base, dans le présent supplément de prospectus ou dans un autre document (ou partie de document) intégré ou réputé intégré par renvoi au prospectus de base est réputée modifiée ou remplacée, dans le présent supplément de prospectus, dans la mesure où elle est modifiée ou remplacée par une autre information contenue dans les présentes ou dans un autre document (ou partie de document) ultérieurement déposé, également intégré ou réputé intégré par renvoi au prospectus de base. Il n'est pas nécessaire que la nouvelle information indique qu'elle en modifie ou remplace une autre, ni qu'elle comporte quelque autre élément d'information figurant dans le document qu'elle modifie ou remplace. L'information modifiée ou remplacée sera réputée faire partie du présent supplément de prospectus ou du prospectus de base uniquement sous sa forme ainsi modifiée ou remplacée.

EMPLOI DU PRODUIT

Le produit net du placement revenant à la Fiducie s'élèvera à environ 95 117 500 $, déduction faite de la rémunération des preneurs fermes de 5 032 500 $ et des frais du placement estimés à 500 000 $. Si les preneurs fermes exercent intégralement l'option de surallocation, le produit net tiré du placement s'élèvera à environ 109 460 125 $, compte tenu de la rémunération des preneurs fermes de 5 787 375 $ et des frais du placement estimés à 500 000 $. Les frais du placement et la rémunération des preneurs fermes seront prélevés sur les fonds généraux de la Fiducie.

Le produit net du placement servira au remboursement d'une partie de la dette impayée aux termes des facilités de crédit. Au cours des deux années précédentes, la Fiducie a eu recours à des emprunts au titre de ses facilités de crédit notamment pour financer l'acquisition de Taylor, décrite ci-après, et certaines autres acquisitions, particulièrement les acquisitions de NovaGreenPower Inc., le 31 juillet 2008, et la participation restante de 45 % dans GreenWing Energy Development Limited Partnership dont la Fiducie n'était pas encore propriétaire le 15 août 2008.

Le 10 janvier 2008, la Fiducie a réalisé l'acquisition de Taylor, dans le cadre de laquelle elle a emprunté environ 256,3 millions de dollars supplémentaires pour financer la composante au comptant du prix d'acquisition et aux termes de laquelle la Fiducie a pris en charge une dette impayée de Taylor s'élevant à environ 132,5 millions de dollars (y compris ses obligations découlant des débentures convertibles et des facilités de crédit impayées). Voir « Liens entre la Fiducie et certains preneurs fermes ».

STRUCTURE DU CAPITAL DE LA FIDUCIE

La structure du capital-actions et du capital d'emprunt consolidés de la Fiducie n'a subi aucun changement important depuis le 30 septembre 2008 jusqu'à la date du présent supplément de prospectus.

Compte tenu du présent placement, les capitaux propres de la Fiducie augmenteront d'un montant égal au produit net tiré du présent placement (95 117 500 $ ou 109 460 125 $ en cas d'exercice intégral de l'option de surallocation). Le nombre de parts de fiducie émises et en circulation de la Fiducie sera accru de 6 100 000 parts de fiducie ou 7 015 000 parts de fiducie dans l'éventualité où l'option de surallocation est exercée intégralement.

Compte tenu du placement et de l'emploi du produit dont il est question aux présentes, la dette de la Fiducie aux termes des facilités de crédit sera réduite de 95 117 500 $, ou 109 460 125 $ si l'option de surallocation est exercée intégralement.

VENTES ANTÉRIEURES

Au cours de la période de 12 mois précédant la date du présent supplément de prospectus, la Fiducie a émis 4 398 750 parts de fiducie le 10 juin 2008 au prix de 26,20 $ la part de Fiducie, pour un produit brut total d'environ 115 millions de dollars.

FOURCHETTE DES COURS DES PARTS DE FIDUCIE ET VOLUME DES OPÉRATIONS SUR CELLES-CI

Les parts de fiducie sont inscrites à la cote de la TSX sous le symbole « ALA.UN ». Le tableau qui suit présente la fourchette des cours des parts de fiducie et le volume des opérations sur celles-ci à la TSX de janvier 2008 à janvier 2009, tels qu'ils sont déclarés par cette bourse.

Mois et année	Haut	Bas	Volume
Janvier 2008	26,59 $	23,15 $	4 144 705
Février 2008	25,55 $	22,76 $	3 716 908
Mars 2008	25,63 $	23,10 $	4 003 513
Avril 2008	25,14 $	23,65 $	3 174 003
Mai 2008	27,36 $	24,03 $	3 166 735
Juin 2008	27,50 $	25,61 $	2 925 813
Juillet 2008	25,84 $	22,90 $	1 888 734
Août 2008	25,50 $	23,65 $	1 691 254
Septembre 2008	26,91 $	21,06 $	3 286 838
Octobre 2008	23,85 $	13,66 $	6 607 699
Novembre 2008	21,33 $	15,14 $	3 809 441
Décembre 2008	17,55 $	13,50 $	3 274 191
Janvier 2009 (1er au 28)	18,85 $	16,46 $	3 643 998

Le 26 janvier 2009, le cours de clôture des parts de fiducie à la TSX s'établissait à 17,72 $.

FACILITÉS DE CRÉDIT

La Fiducie dispose d'une facilité de crédit de trois ans renouvelable et prorogeable non garantie de 375,0 millions de dollars consentie par un consortium de banques canadiennes (la « **facilité de trois ans** »). Les emprunts sur cette facilité peuvent être faits au moyen de prêts à taux préférentiels, de prêts à taux de base en dollars américains, de prêts au TIOL, d'acceptations bancaires ou de crédits documentaires. Les emprunts aux termes des facilités sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué. Cette facilité vient à échéance le 30 septembre 2010.

En outre, la Fiducie dispose d'une facilité de crédit de 18 mois non garantie de 250,0 millions de dollars consentie par un consortium de banques canadiennes (la « **facilité de 18 mois** »). Les emprunts sur cette facilité peuvent être faits au moyen de prêts à taux préférentiels, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires. Les emprunts aux termes de cette facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué. Cette facilité vient à échéance le 28 septembre 2009.

La Fiducie dispose également d'une facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie de 75,0 millions de dollars consentie par une banque canadienne (la « **facilité de lettre de crédit** »). AltaGas peut emprunter jusqu'à 25,0 millions de dollars au moyen de prêts à taux préférentiels, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires sur la facilité

de lettre de crédit. Les emprunts aux termes de cette facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué. Cette facilité vient à échéance le 30 septembre 2010.

La Fiducie dispose également d'une facilité de crédit d'exploitation à vue non garantie de 50,0 millions de dollars (la « **facilité d'exploitation** ») consentie par une banque canadienne. Les emprunts aux termes de cette facilité portent intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires, majoré d'une commission d'acceptation.

Dans les présentes, la facilité de trois ans, la facilité de 18 mois, la facilité de lettre de crédit et la facilité d'exploitation sont collectivement appelées les « **facilités de crédit** ». Au 31 décembre 2008, la Fiducie avait emprunté un total de 353 millions de dollars aux termes des facilités de crédit, exception faite de lettres de crédit impayées de 69,8 millions de dollars. Voir « Liens entre la Fiducie et certains preneurs fermes ».

La Fiducie est en voie d'obtenir de nouvelles facilités de crédit renouvelables et à terme, qui seront consenties par TD, pour remplacer la facilité de crédit de 18 mois. La Banque Toronto-Dominion s'est engagée à mettre à la disposition de la Fiducie des facilités de crédit d'un montant de 100 millions de dollars, qui peut être majoré si d'autres prêteurs se joignent au consortium de prêteurs. La clôture des facilités de crédit demeure assujettie à certaines conditions d'usage visant des opérations de cette nature.

DÉTAILS DU PLACEMENT

Le placement comprend 6 100 000 parts de fiducie au prix de 16,50 $ chacune (le « **prix d'offre** ») et jusqu'à 915 000 parts de fiducie supplémentaires au prix d'offre advenant l'exercice intégral de l'option de surallocation par les preneurs fermes. Les parts de fiducie seront émises à la date de clôture aux termes de la convention de prise ferme (définie aux présentes) et à la fin de l'exercice de l'option de surallocation, le cas échéant. Voir « Description des parts de fiducie » dans le prospectus de base pour obtenir un résumé des caractéristiques importantes des parts de fiducie.

Les souscripteurs de parts de fiducie dans le cadre du placement qui sont toujours propriétaires de ces parts de fiducie le 25 février 2009, si le placement est réalisé à cette date, auront le droit de recevoir une distribution pour février 2009, payable vers le 15 mars 2009.

MODE DE PLACEMENT

Aux termes d'une convention de prise ferme (la « **convention de prise ferme** ») datée du 27 janvier 2009 et conclue par la Fiducie, AltaGas L.P. No. 1 et les preneurs fermes, la Fiducie a convenu de vendre un total de 6 100 000 parts de fiducie aux preneurs fermes, et ceux-ci ont individuellement (et non conjointement ou solidairement) convenu d'acheter à la Fiducie, pour leur compte, ces parts de fiducie à la date de clôture. La remise des parts de fiducie se fera à condition que les preneurs fermes paient, à la clôture, 16,50 $ par part de fiducie à la Fiducie. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,825 $ la part de fiducie émise et vendue par celle-ci, pour une rémunération totale de 5 032 500 $ payable par la Fiducie à titre de contrepartie pour les services rendus par les preneurs fermes dans le cadre du placement. La rémunération des preneurs fermes est payable à la date de clôture.

La Fiducie a octroyé aux preneurs fermes l'option de surallocation pouvant être exercée en totalité ou en partie à tout moment avant 17 h (heure de Calgary) le 30e jour suivant la date de clôture et visant l'achat de 915 000 parts de fiducie supplémentaires aux mêmes conditions que celles du placement de parts de fiducie. Si l'option de surallocation est exercée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net revenant à la Fiducie, compte non tenu des frais, s'élèveront

respectivement à 115 747 500 $, à 5 787 375 $ et à 109 960 125 $. Le présent supplément de prospectus vise également le placement des parts de fiducie pouvant être émises à l'exercice de l'option de surallocation.

Les souscripteurs de parts de fiducie comprises dans la position de surallocation des preneurs fermes, le cas échéant, acquièrent ces parts de fiducie en vertu du présent supplément de prospectus, que la position des preneurs fermes soit ou non couverte par l'exercice de l'option de surallocation ou par des acquisitions sur le marché secondaire.

Les modalités du placement ont été établies par voie de négociation entre TD et Clarus, pour leur propre compte et pour le compte des autres preneurs fermes, et le commandité, pour le compte de la Fiducie.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles (et non conjointes ou solidaires) et les preneurs fermes peuvent à leur gré y mettre fin à la survenance de certains événements précis. Si l'un des preneurs fermes n'achète pas les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, sans y être tenus, les acheter; toutefois, si le nombre total de parts de fiducie qui n'ont pas été achetées représente au plus 5 % du nombre total de parts de fiducie que les preneurs fermes ont convenu d'acheter, chacun des autres preneurs fermes sera alors tenu individuellement d'acheter les parts de fiducie qui n'auront pas été prises en livraison, au prorata ou d'une autre façon dont ils auront convenu entre eux. Toutefois, les preneurs fermes sont tenus de prendre livraison de toutes les parts de fiducie qui sont achetées aux termes de la convention de prise ferme et de les régler. La convention de prise ferme prévoit également que la Fiducie et AltaGas L.P. No 1 ont convenu d'indemniser les preneurs fermes ainsi que leurs administrateurs, dirigeants, actionnaires, mandataires et employés respectifs de certaines responsabilités et de certains frais.

Conformément aux instructions générales de certaines autorités de réglementation, les preneurs fermes ne peuvent pas, pendant la durée du placement, offrir d'acheter ou acheter des parts de fiducie dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou d'en faire monter le cours. Il existe des exceptions à ces instructions générales, notamment à l'égard d'une offre d'achat ou d'un achat permis en vertu des Règles universelles d'intégrité du marché de Services de réglementation du marché inc. qui ont trait aux activités de stabilisation et de maintien passif du marché et une offre d'achat ou un achat fait pour un client ou en son nom lorsque l'ordre n'a pas été sollicité pendant la durée du placement. Conformément à la première exception susmentionnée, dans le cadre du placement, les preneurs fermes peuvent effectuer des attributions excédentaires ou réaliser des opérations qui visent à stabiliser ou à maintenir le cours des parts de fiducie à un niveau autre que celui que se serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les attribuer en totalité ou en partie ainsi que du droit de clore les registres de souscription en tout temps, sans préavis.

La TSX a approuvé sous condition l'inscription à sa cote des parts de fiducie visées par le présent supplément de prospectus. L'inscription à la cote est subordonnée à l'obligation, pour la Fiducie, de remplir toutes les exigences d'inscription de la TSX au plus tard le 28 avril 2009.

La Fiducie a convenu, sous réserve de certaines exceptions, de ne pas émettre ni accepter d'émettre des parts de fiducie ou d'autres titres donnant droit, par conversion ou échange, à des parts de fiducie pendant les 90 jours suivant la date de clôture, sans avoir préalablement obtenu le consentement mutuel de TD et de Clarus, pour leur compte et pour le compte des autres preneurs fermes, lequel ne sera pas refusé de manière déraisonnable.

Les preneurs fermes proposent d'offrir les parts de fiducie d'abord au prix d'offre indiqué ci-dessus. Lorsque les efforts raisonnables auront été déployés en vue de vendre la totalité des parts de fiducie au prix indiqué, les preneurs fermes peuvent éventuellement réduire le prix de vente aux investisseurs afin de vendre des parts de fiducie qui n'ont pas encore été vendues. Une telle réduction n'aura pas d'incidence sur le produit reçu par la Fiducie. La rémunération des preneurs fermes sera réduite d'un montant correspondant à la différence entre le prix total payé par les acheteurs pour les parts de fiducie et le produit brut versé par les preneurs fermes à la Fiducie.

Les parts de fiducie offertes aux présentes ne sont ni ne seront inscrites aux termes de la Loi de 1933 ou de toute autre loi sur les valeurs mobilières étatique et, par conséquent, elles ne peuvent être offertes ou vendues aux États-Unis d'Amérique, sauf dans le cadre d'opérations exonérées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières étatiques applicables. Toutefois, la convention de prise ferme permet aux preneurs fermes de placer et de revendre les parts de fiducie acquises conformément à ses modalités à des acheteurs institutionnels admissibles (au sens de la *Rule 144A* prise en application de la Loi de 1933) situés aux États-Unis, à la condition que ces opérations soient effectuées conformément à la *Rule 144A* prise en application de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes peuvent placer et vendre les parts de fiducie à l'extérieur des États-Unis uniquement si ces opérations sont réalisées conformément au *Regulation S* de la Loi de 1933. De plus, jusqu'à ce qu'il se soit écoulé 40 jours après le début du placement, toute offre ou vente des parts de fiducie offertes par les présentes par un courtier aux États-Unis (qu'il participe ou non au placement) pourrait enfreindre les exigences d'inscription de la Loi de 1933 si cette offre ou cette vente n'est pas faite conformément à la *Rule 144A* prise en application de la Loi de 1933.

Pour consulter la description des restrictions qui sont imposées à la propriété des parts de fiducie par des non-résidents du Canada et des mécanismes servant à surveiller et à maintenir le niveau de propriété de parts de fiducie par des non-résidents, voir la rubrique « Déclaration de fiducie et description des parts - Limites à la propriété par des non-résidents » de la notice annuelle.

LIENS ENTRE LA FIDUCIE ET CERTAINS PRENEURS FERMES

TD, BMO, CIBC, RBC, Scotia, FBN et HSBC sont, directement ou indirectement, des filiales ou des membres du groupe de certains prêteurs de la Fiducie ou de ses filiales. En outre, la Banque Toronto-Dominion s'est engagée à mettre à la disposition de la Fiducie de nouvelles facilités de crédit renouvelables et à terme d'un montant de 100 millions de dollars, qui seront consenties par TD. Voir « Facilités de crédit ». Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes. Au 31 décembre 2008, la Fiducie ou ses filiales devaient à un consortium de prêteurs, incluant des membres du groupe de ces preneurs fermes, environ 253 millions de dollars aux termes de la facilité de trois ans, ainsi qu'environ 100 millions de dollars aux termes de la facilité de 18 mois. En outre, la Fiducie ou ses filiales avaient des lettres de crédit impayées d'environ 67 millions de dollars aux termes de la facilité de lettre de crédit à un prêteur membre du groupe d'un preneur ferme et d'environ 3 millions de dollars aux termes de la facilité d'exploitation à un prêteur membre du groupe d'un preneur ferme. Les facilités de crédit ne sont pas garanties et la Fiducie et ses filiales en respectent actuellement les modalités. De plus, aucun des prêteurs n'a renoncé à un manquement aux conventions régissant ces facilités de crédit depuis leur signature. La position financière consolidée de la Fiducie n'a pas beaucoup changé depuis que les dettes aux termes de ces facilités de crédit ont été engagées. Aucun des prêteurs n'a pris part à la décision d'offrir les parts de fiducie ou à l'établissement des modalités de leur placement. À la vente des parts de fiducie, chaque preneur ferme touchera une commission à l'égard des parts de fiducie vendues par son entremise, et les prêteurs pourront recevoir de la Fiducie une tranche du produit de la vente en remboursement de la dette en cours. Voir « Mode de placement » et « Facteurs de risque – Risque lié au refinancement ».

CERTAINES INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. (collectivement, les « **conseillers juridiques** »), le texte qui suit résume fidèlement les principales incidences fiscales fédérales canadiennes, en vertu de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») généralement applicables au souscripteur qui fait l'acquisition de parts de fiducie dans le cadre du placement et qui, à tous les moments pertinents, aux fins de la LIR, détient les parts de fiducie à titre d'immobilisations, n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes et n'est pas affilié à la Fiducie. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certains porteurs qui résident au Canada et pour qui les parts de fiducie ne constituent pas par ailleurs des immobilisations peuvent choisir, dans certains cas, de faire traiter leurs parts de fiducie et les autres « titres canadiens » qu'ils détiennent au cours de l'année d'imposition pendant laquelle ils font ce choix ou au cours d'une année d'imposition ultérieure comme des immobilisations en faisant le choix irrévocable prévu au paragraphe 39(4) de la LIR. Les porteurs qui considèrent faire ce choix devraient d'abord consulter leurs conseillers fiscaux.

Le présent résumé ne s'applique pas (i) au porteur qui est une « institution financière », au sens de la LIR, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la LIR, (iii) au porteur qui constitue une « institution financière déterminée », au sens de la LIR, ni (iv) au porteur à qui les règles sur la « monnaie fonctionnelle », au sens de la LIR, s'appliquent. Un tel porteur devrait consulter son conseiller fiscal avant d'investir dans les parts de fiducie.

Le présent résumé est fondé sur les dispositions de la LIR en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux politiques administratives actuelles de l'Agence du revenu du Canada (l'« **ARC** »). Sauf pour ce qui est des propositions expresses visant à modifier la LIR qui ont été annoncées publiquement par le ministre des Finances avant la date des présentes, le présent résumé ne tient pas compte ni ne prévoit de modifications à la LIR, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ARC. Le présent résumé n'aborde pas toutes les incidences fiscales fédérales canadiennes possibles et ne tient pas compte des incidences fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts de fiducie.

Le présent résumé est de nature générale seulement. Il ne se veut pas un avis d'ordre juridique ou fiscal à l'égard d'un souscripteur éventuel de parts de fiducie et ne doit pas être considéré comme tel. Aucune déclaration n'est faite au sujet des incidences fiscales pour un souscripteur éventuel en particulier. Par conséquent, les souscripteurs de parts de fiducie éventuels devraient consulter leur conseiller fiscal en ce qui a trait à un investissement dans les parts de fiducie à la lumière de leur situation particulière.

Statut de la Fiducie

Fiducie de fonds commun de placement

Selon des déclarations faites par la Fiducie, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la LIR, et le présent résumé présume qu'elle le demeurera. La Fiducie a informé les conseillers juridiques qu'elle prévoyait continuer de remplir les critères d'admissibilité à titre de fiducie de fonds commun de placement pendant toute son existence. Dans le cas contraire, les incidences fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites dans les présentes.

Règles relatives aux EIPD

Le 31 octobre 2006, le ministère a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comprenait des dispositions législatives visant à mettre en œuvre ces modifications proposées.

Les règles relatives aux EIPD s'appliquent aux fiducies : a) qui sont résidentes du Canada aux fins de la LIR; b) qui détiennent un ou plusieurs « biens hors portefeuille »; et c) dont les parts sont inscrites ou négociées à la cote d'une bourse ou d'un autre marché public (une « fiducie intermédiaire de placement déterminé » ou « fiducie EIPD »). Dans le cas d'une fiducie qui aurait été une fiducie EIPD le 31 octobre 2006 si cette définition avait été en vigueur et s'était appliquée à la fiducie à cette date, les règles relatives aux EIPD ne prendront généralement effet qu'au 1er janvier 2011, à la condition que la fiducie ne connaisse qu'une « croissance normale » avant cette date, conformément aux directives. En raison de ces droits acquis, les règles relatives aux EIPD ne devraient pas s'appliquer à la Fiducie avant 2011.

Aux termes de celles-ci, une fiducie EIPD sera assujettie à l'impôt sur le revenu tiré de biens hors portefeuille et de gains en capital imposables provenant de la disposition de biens hors portefeuille à un taux d'imposition comparable aux taux fédéral et provincial combinés des sociétés et ces distributions aux porteurs de parts seront considérées comme des dividendes admissibles versés par une société par actions canadienne imposable. Les biens appartenant à la Fiducie constitueraient des « biens hors portefeuille » aux termes des règles relatives aux EIPD. Par conséquent, la totalité ou quasi-totalité du revenu de la Fiducie devrait être assujetti au nouvel impôt si les règles relatives aux EIPD s'appliquent à la Fiducie.

Les règles relatives aux EIPD prévoient que le taux d'imposition des EIPD sera le taux fédéral général d'imposition des sociétés par actions (qui devrait être de 16,5 % en 2011 et de 15 % en 2012) en plus du « taux d'imposition provincial des EIPD » (qui, aux termes de la réglementation proposée, sera fondée sur le taux provincial général d'imposition des sociétés par actions en vigueur dans chaque province où l'EIPD a un établissement permanent).

Les conseillers juridiques ont avisé la Fiducie que la quasi-totalité de la composante provinciale de l'impôt qui s'appliquerait à la Fiducie correspondrait au taux d'imposition des sociétés par actions provincial général de l'Alberta, qui s'établit actuellement à 10 % et qui, par conséquent, si aucune modification n'est apportée à ce taux ou à la tranche relative de revenu imposable gagné par la Fiducie dans chaque province, se traduira par un taux d'imposition réel d'environ 26,5 % en 2011 et d'environ 25 % en 2012. Cependant, rien ne garantit que la situation de la Fiducie ne sera pas changée de façon à faire en sorte que le taux d'imposition provincial pour les EIPD applicable à la Fiducie en 2011 et pour les années d'imposition ultérieures soit en partie fondé sur le taux d'imposition des sociétés par actions d'autres provinces que l'Alberta.

Comme il est indiqué ci-dessus, les règles relatives aux EIPD ne devraient généralement pas s'appliquer à la Fiducie avant 2011. Toutefois, la Fiducie pourrait y devenir assujettie plus tôt si elle excède une « croissance normale » d'ici là. Aux termes des directives, une fiducie EIPD serait considérée comme ayant eu une « croissance normale » si ses émissions de nouvelles actions, qui comprennent des parts de fiducie et des titres d'emprunt convertibles en parts de fiducie, n'excèdent pas certains seuils mesurés par rapport à la capitalisation boursière de la fiducie EIPD à la fermeture des bureaux le 31 octobre 2006, compte tenu seulement des parts négociées en bourse de la fiducie EIPD et non des titres, qu'ils soient inscrits ou non à la cote d'une bourse, qui sont convertibles en parts ou échangeables contre celles-ci. Les seuils d'expansion permis sont de 50 millions de dollars et de 40 % de la capitalisation boursière de la fiducie EIPD au 31 octobre, selon le plus élevé de ces montants, pour la période allant du 31 octobre 2006

à la fin de 2007, et de 50 millions de dollars ou de 20 % de la capitalisation boursière de la fiducie EIPD au 31 octobre, selon le plus élevé de ces montants, pour 2008, 2009 et 2010. Ces seuils, à l'exception du minimum de 50 millions de dollars, sont cumulatifs.

Le 4 décembre 2008, le ministère a annoncé des changements aux précisions permettant à une fiducie EIPD d'accélérer l'utilisation du montant annuel de croissance auquel elle a droit pour 2009 et 2010 pour qu'il soit disponible à compter du 4 décembre 2008. Ce changement n'a aucune incidence sur la croissance maximale autorisée d'une fiducie EIPD, mais il lui permet d'utiliser la part de croissance restante au 4 décembre 2008 dans une seule année, plutôt que de l'étaler sur les années 2009 et 2010. La direction de la Fiducie a informé les conseillers juridiques que sa capitalisation boursière, établie conformément aux directives, en date du 31 octobre 2006, était d'environ 1,5 milliard de dollars. La direction de la Fiducie a également informé les conseillers juridiques que, à la fin de 2008, elle n'avait pas excédé son seuil de croissance permis pour la période allant du 31 octobre 2006 au 31 décembre 2008 et que le placement de parts de fiducie aux termes du présent supplément de prospectus (compte tenu de l'option de surallocation) ne fera pas en sorte, en lui-même, que la Fiducie excède son seuil de croissance normale permis pour la période allant du 31 octobre 2006 au 31 décembre 2009.

On présume par conséquent, aux fins du présent résumé, que la Fiducie ne sera pas assujettie aux règles relatives aux EIPD avant le 1er janvier 2011. Toutefois, rien ne garantit que les règles relatives aux EIPD ne s'appliqueront pas à la Fiducie avant 2011.

Imposition de la Fiducie

Aux fins du calcul de son revenu de chaque année d'imposition, la Fiducie est généralement tenue d'inclure la totalité des gains en capital imposables nets qu'elle réalise (ou qui lui sont attribués par AltaGas Holding Trust) au cours de l'année, tous les dividendes qu'elle reçoit (ou qui lui sont attribués par AltaGas Holding Trust) au cours de l'année, tous les intérêts courus jusqu'à la fin de l'année et le revenu d'AltaGas Holding Trust qui lui reviennent au cours de cette même année. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du placement des parts de fiducie aux termes des présentes et d'autres placements de ses parts de fiducie ou de titres d'emprunt (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la mesure où ces frais n'étaient pas autrement déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Sous réserve des règles relatives aux EIPD, dans la mesure où la Fiducie réalise un revenu au cours d'une année d'imposition, une fois que les inclusions et les déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou qu'elle doit verser aux porteurs de parts au cours de l'année. Une somme sera considérée comme étant devenue payable à un porteur de parts au cours d'une année d'imposition uniquement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit, au cours de l'année en question, d'en exiger le paiement. Les conseillers juridiques ont été informés que la Fiducie entend déduire, aux fins du calcul de son revenu, le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu imposable de l'année normalement calculé. En conséquence, il est prévu que la Fiducie n'aura pas beaucoup d'impôt à payer en vertu de la LIR; toutefois, aucune garantie ne peut être donnée à cet égard.

Lorsque la Fiducie deviendra assujettie aux règles relatives aux EIPD (ce qui devrait se produire le 1er janvier 2011, pourvu qu'elle n'excède pas une « croissance normale » avant cette date), celle-ci ne pourra plus déduire une partie des sommes payable aux porteurs de parts à l'égard (i) du revenu tiré des entreprises qu'elle exploite au Canada ou de ses biens hors portefeuille (excédant toute perte au cours de l'année d'imposition provenant d'entreprises ou de biens hors portefeuille) et (ii) des gains en capital

imposables découlant de la disposition de biens hors portefeuille (excédant les pertes en capital admissibles découlant de la disposition de tels biens). Une déduction est permise à l'égard des dividendes reçus par une fiducie EIPD lorsque ceux-ci auraient pu être déduits si la fiducie EIPD avait été une société par actions. Les « biens hors portefeuille » comprennent (i) les biens immobiliers ou les avoirs miniers canadiens (si la juste valeur marchande totale de ces biens est supérieure à 50 % de la valeur réelle (au sens des règles relatives aux EIPD) de la fiducie EIPD elle-même, (ii) les biens que l'EIPD (ou une personne ou société de personnes ayant des liens de dépendance avec elle) utilise dans le cadre de l'exploitation d'une entreprise au Canada et (iii) les placements effectués dans une entité visée dont la juste valeur marchande est supérieure à 10 % de la valeur réelle (au sens des règles relatives aux EIPD) de l'entité visée ou d'une entité visée dont la fiducie EIPD détient des titres ou des titres de membres du groupe de celle-ci dont la juste valeur marchande totale est supérieure à 50 % de la valeur réelle (au sens des règles relatives aux EIPD) de la fiducie EIPD. Les entités visées comprennent les sociétés par actions résidentes du Canada, les fiducies résidentes du Canada et les sociétés de personnes résidentes du Canada. Les placements effectués par la Fiducie dans ses filiales importantes devraient être des « biens hors portefeuille » à cette fin. Le revenu qu'une fiducie EIPD ne peut déduire sera imposé dans la fiducie EIPD à un taux d'imposition similaire au taux d'imposition des sociétés combiné fédéral et provincial. Les règles relatives aux EIPD ne modifient pas le traitement fiscal des distributions qui sont versées à titre de remboursement de capital.

Porteurs de parts résidents du Canada

La présente partie du résumé s'applique aux porteurs de parts qui, aux fins de la LIR et à tout moment pertinent, sont des résidents du Canada ou sont réputés l'être.

Sous réserve des règles relatives aux EIPD, un porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie, y compris les gains en capital imposable nets, qui lui a été versée ou qui lui est payable au cours de l'année d'imposition en question. Le revenu qu'un porteur de parts tire des parts de fiducie sera généralement considéré avoir été tiré d'un bien. Si la Fiducie fait les désignations appropriées, la tranche de ses gains en capital imposables nets et des dividendes imposables reçus des sociétés canadiennes imposables qui est versée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts. Les pertes subies par la Fiducie ne peuvent être attribuées aux porteurs de parts ni être considérées comme des pertes subies par ces derniers.

Une fois que la Fiducie deviendra assujettie aux règles relatives aux EIPD (ce qui devrait se produire le 1er janvier 2011, pourvu qu'elle n'excède pas une « croissance normale » avant cette date), les distributions de revenu de la Fiducie seront généralement réputées avoir été reçues par les porteurs de parts à titre de dividendes imposables d'une société par actions canadienne imposable. Aux termes des règles relatives aux EIPD, les dividendes réputés être versés par la Fiducie seront réputés être des « dividendes admissibles » et les porteurs de parts qui sont des particuliers pourront par conséquent bénéficier des règles de majoration et de crédit d'impôt pour dividendes de la LIR. Ces dividendes provenant de sociétés par actions résidentes du Canada seront généralement admissibles à une déduction complète pour dividendes reçus et éventuellement assujetties à un impôt remboursable de 33 ⅓ % en vertu de la partie IV de la LIR.

Aux termes de la déclaration de fiducie de la Fiducie, le revenu reçu par celle-ci peut être affecté au financement des rachats au comptant de parts de fiducie. En outre, il est possible que le revenu touché par la Fiducie soit affecté au remboursement du capital des dettes impayées. Par conséquent, le revenu ainsi utilisé ne sera pas payable aux porteurs des parts de fiducie au moyen de distributions en argent, mais il pourrait plutôt l'être sous forme de parts de fiducie supplémentaires.

Les parts émises à un porteur de parts au lieu de distributions en argent auront un prix égal à leur juste valeur marchande et il faudra faire la moyenne de ce prix et du prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment-là par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part de fiducie.

Toutes les sommes que la Fiducie a versées ou qu'elle doit verser à un porteur de parts en sus de la quote-part de celui-ci dans son revenu et la partie non imposable des gains en capital qui lui est payable au cours de l'année ne seront généralement pas incluses dans le revenu du porteur de parts, mais elles réduiront le prix de base rajusté de ses parts de fiducie. Dans la mesure où le prix de base rajusté d'une part de fiducie, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu. La partie non imposable des gains en capital de la Fiducie qui est versée au porteur de parts au cours d'une année ou qui doit l'être ne sera pas incluse dans le calcul du revenu de l'année du porteur de parts et ne réduira pas le prix de base rajusté des parts de fiducie pour celui-ci.

La disposition réelle ou réputée (autrement que dans le cadre d'une opération avec report d'impôt) de parts de fiducie par un porteur de parts, dans le cadre d'un rachat ou autrement, donnera lieu à un gain (une perte) en capital dans la mesure où le produit de la disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, comme il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie, pour le porteur de parts, et des frais de disposition raisonnables. La moitié du gain en capital réalisé par le porteur de parts au moment de la disposition d'une part de fiducie doit être incluse, en vertu de la LIR, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié de la perte en capital qu'il subit au moment de la disposition d'une part de fiducie doit être déduite des gains en capital imposables qu'il a réalisés au cours de l'année de la disposition et peut être déduite au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la LIR.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien » au sens de la LIR pourrait être tenu de payer un impôt remboursable additionnel de 6 ⅔ % sur certains revenus de placement, y compris les gains en capital imposables.

Le rachat de parts de fiducie en contrepartie de liquidités ou de billets d'AltaGas Holding Trust (les « billets de rachat »), selon le cas, constitue une disposition de ces parts de fiducie en contrepartie d'un produit de disposition correspondant à la somme en argent ou à la juste valeur marchande des billets de rachat, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. Par conséquent, un porteur qui fait racheter ses parts réalisera un gain (ou subira une perte) en capital correspondant au montant suivant lequel le produit de disposition est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie ainsi rachetées et des frais raisonnables liés au rachat. La réception de billets de rachat en échange de parts de fiducie pourrait entraîner une modification du caractère des distributions aux fins de l'impôt sur le revenu. Les porteurs de billets de rachat sont généralement tenus d'inclure dans leur revenu pour une année d'imposition les intérêts qu'ils ont reçus ou qu'ils recevront au cours de l'année d'imposition, ou les intérêts courus jusqu'à la fin de l'année d'imposition (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur les billets de rachat. Aux termes des dispositions actuelles de la LIR, les billets de rachat ne seraient pas des placements admissibles pour les REER et les autres régimes de revenu différé, ce qui a une incidence défavorable sur le régime, le souscripteur ou le rentier si un régime de revenu différé rachète des parts de fiducie et reçoit des billets de rachat. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution,

sauf, dans le cas des billets de rachat, les intérêts courus sur ceux-ci. Les porteurs de parts devraient consulter leur conseiller fiscal quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

Porteurs de parts non résidents du Canada

La présente partie du sommaire s'applique au porteur de parts qui, aux fins de la LIR et de toute convention fiscale applicable, et à tout moment pertinent, n'est pas un résident du Canada ni n'est réputé l'être, n'utilise ni ne détient, ni n'est réputé utiliser ou détenir, des parts de fiducie dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exploite ou est réputé exploiter une entreprise d'assurance au Canada et ailleurs (un « **porteur de parts non résident** »).

Sous réserve des règles relatives aux EIPD, une distribution sur le revenu de la Fiducie versée à un porteur de parts non résident sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteur de parts non résident. Un porteur de parts non résident qui peut bénéficier de la convention fiscale canado-américaine pourra faire ramener le taux de la retenue d'impôt à 15 % du montant du revenu distribué.

Si plus de 50 % de la juste valeur marchande d'une part de fiducie est imputable à des biens immeubles situés au Canada, les autres distributions versées à un porteur de parts non résident par la Fiducie seront assujetties à une retenue d'impôt canadien au taux de 15 %. Si de tels montant supplémentaires ont été retenus ou le seront et que le porteur de parts non résident subit une perte en capital à la disposition de parts de fiducie (ou d'autres biens admissibles à titre de « placements collectifs en biens canadiens » au sens de la LIR), cette perte pourra servir à réduire l'impôt à payer du porteur de parts non résident pour ces retenues additionnelles ou à obtenir un remboursement de celui-ci dans certaines circonstances prévues dans la LIR. La Fiducie a informé les conseillers juridiques qu'elle retient 15 % de toutes ces autres distributions versées aux porteurs de parts non résidents et qu'elle continuera à le faire.

Conformément aux règles relatives aux EIPD, la tranche du revenu de la Fiducie qui est payable aux porteurs de parts non résidents et que la Fiducie ne peut déduire parce qu'elle constitue une EIPD sera considérée comme des dividendes payables aux porteurs de parts non résidents. En vertu des lois actuelles, les dividendes versés à un porteur de parts non résident sont assujettis à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale applicable. Le porteur de parts non résident imposable qui est résident des États-Unis et qui peut bénéficier de la convention fiscale canado-américaine pourra habituellement faire ramener le taux de la retenue d'impôt à 15 % du montant de ces dividendes.

La disposition réelle ou réputée d'une part de fiducie, que ce soit dans le cadre d'un remboursement ou d'une autre opération, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la LIR pour un porteur de parts non résident, à la condition que les parts de fiducie ne constituent pas des « biens canadiens imposables » pour le porteur de parts non résident aux fins de la LIR au moment de la disposition réelle ou réputée. En général, les parts de fiducie ne seront pas des biens canadiens imposables pour un porteur de parts non résident au moment de la disposition sauf si, selon le cas : a) à quelque moment que ce soit pendant la période de 60 mois qui a précédé la disposition des parts de fiducie, le porteur de parts non résident ou des personnes qui avaient des liens de dépendance avec celui-ci (au sens de la LIR) ou le porteur conjointement avec ces personnes étaient propriétaires d'au moins 25 % des parts de fiducie émises; b) la Fiducie n'est pas une fiducie de fonds commun de placement aux fins de la LIR à la date de la disposition.

Les intérêts versés ou crédités à un porteur de parts non résident sur des billets d'AltaGas Holding Trust au moment d'un rachat de parts de fiducie ne seront pas généralement assujettis à une retenue d'impôt canadien.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des preneurs fermes, pourvu que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » au sens de la LIR ou que les parts de fiducie soient inscrites à la cote d'une bourse de valeurs visée (ce qui comprend la TSX) à la date de clôture, les parts de fiducie constitueront des placements admissibles à cette date aux termes de la LIR et de son règlement d'application pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-invalidité, des régimes enregistrés d'épargne-études, des régimes de participation différée aux bénéfices et des comptes d'épargne libres d'impôt (si les titulaires de comptes d'épargne libres d'impôt n'ont pas de lien de dépendance avec la Fiducie pour l'application de la LIR et n'ont pas d'intérêt important (au sens de la LIR) dans la Fiducie ou une société par actions, une société de personnes ou une fiducie qui a un lien de dépendance avec la Fiducie pour l'application de la LIR).

FACTEURS DE RISQUE

Les souscripteurs éventuels de parts de fiducie devraient examiner attentivement les facteurs de risque inclus dans le prospectus de base ou qui y sont intégrés par renvoi.

Les documents d'information annuels que la Fiducie dépose auprès des diverses autorités en valeurs mobilières et qui sont intégrés par renvoi dans le prospectus de base exposent certains risques inhérents aux activités de la Fiducie.

En plus de ce qui précède, les investisseurs devraient tenir compte des risques suivants.

Questions d'ordre fiscal

Rien ne garantit que les lois de l'impôt sur le revenu fédérales canadiennes et les politiques administratives concernant le traitement des fiducies de fonds commun de placement ne seront pas modifiées d'une façon défavorable aux porteurs de parts de fiducie. Si la Fiducie cessait d'être admissible à titre de « fonds commun de placement » aux termes de la LIR, les incidences fiscales décrites à la rubrique « Certaines incidences fiscales fédérales canadiennes » seraient nettement différentes et défavorables à certains égards.

Les règles relatives aux EIPD, qui sont plus amplement décrites à la rubrique « Certaines incidences fiscales fédérales canadiennes », prévoient que les distributions de certains revenus seront généralement imposées entre les mains de celles-ci à un taux comparable au taux d'imposition fédéral-provincial combiné des sociétés et que ces distributions seront considérées pour les porteurs de parts comme des dividendes d'une société canadienne imposable.

En général, l'application des règles relatives aux EIPD sera reportée à l'année d'imposition 2011 en ce qui concerne les fiducies EIPD existantes, comme la Fiducie. Toutefois, les règles EIPD indiquent aussi qu'il y a des cas où une fiducie EIPD existante pourrait perdre son allègement transitoire, notamment si le seuil de « croissance normale » de la fiducie EIPD existante est dépassé. Le 15 décembre 2006, le ministre des Finances a publié les précisions établissant des critères objectifs indiquant jusqu'où une fiducie de revenu peut se développer sans porter atteinte à son allègement transitoire. Voir « Certaines incidences fiscales fédérales canadiennes — Statut de la Fiducie — Règles relatives aux EIPD ». D'après certaines déclarations

d'AltaGas Ltd., administrateur de la Fiducie, le placement des parts de fiducie aux termes du présent prospectus simplifié ne devrait pas en soi faire en sorte que la Fiducie soit assujettie aux règles relatives aux EIPD avant son année d'imposition 2011. Toutefois, rien ne garantit que les règles relatives aux EIPD ne s'appliqueront pas à la Fiducie avant 2011.

Les règles relatives aux EIPD pourraient avoir un effet défavorable sur la Fiducie, ses porteurs de parts et la valeur des parts de fiducie ainsi que sur la capacité de la Fiducie de réaliser des financements et des acquisitions et, au moment où les règles s'appliqueront à la Fiducie, l'encaisse distribuable de la Fiducie pourrait être nettement diminuée. L'effet des règles relatives aux EIPD récemment promulguées sur le marché des parts de fiducie est incertain.

Marchés des capitaux

En raison de la faiblesse de l'économie à l'échelle mondiale, la Fiducie et ses pairs de l'industrie n'auront qu'un accès limité aux capitaux et devront débourser plus de frais d'emprunt. Bien que les activités et la base d'actifs de la Fiducie n'aient pas changé de façon considérable, la capacité de prêt de toutes les institutions financières a diminué et les primes de risque ont augmenté. Puisque les dépenses en immobilisations futures de la Fiducie seront prélevées des liquidités produites par les activités, les emprunts et les ventes éventuelles de titres, la capacité de la Fiducie de les payer dépend, entre autres, de l'état général des marchés des capitaux et de l'intérêt des investisseurs pour les placements dans le secteur de l'énergie et pour les titres de la Fiducie en particulier.

Si les sources externes de capitaux deviennent limitées ou ne sont plus disponibles à des conditions abordables, la capacité de la Fiducie de placer des capitaux et de maintenir ses actifs existants pourrait en être touchée défavorablement, ce qui pourrait du même coup nuire considérablement à ses actifs, ses passifs, ses activités, sa situation financière, ses résultats d'exploitation et ses distributions.

En fonction des fonds actuellement disponibles et des entrées attendues tirées des activités, la Fiducie croit qu'elle dispose de fonds suffisants pour financer ses dépenses en immobilisations prévues. Toutefois, si les flux de trésorerie tirés des activités sont inférieurs aux prévisions, que les coûts de ces projets dépassent les estimations actuelles ou que la Fiducie doit payer d'importantes dépenses imprévues liées au développement ou à la maintenance de ses actifs existants, elle pourrait devoir chercher des capitaux supplémentaires pour maintenir ses dépenses en immobilisation aux niveaux prévus. Si la Fiducie n'obtient pas le financement nécessaire pour ses projets de dépenses en immobilisation, son programme de capitaux pourrait être retardé ou ses distributions pourraient être réduites.

Risque lié au refinancement

Toutes les facilités de crédit comportent une date d'échéance à laquelle, si elles n'ont pas été remplacées, prolongées ou renouvelées, les sommes dues doivent être remboursées intégralement. La première date d'échéance des facilités de crédit de la Fiducie est celle de la facilité de 18 mois, qui tombe le 28 septembre 2009. La Fiducie cherche actuellement à obtenir de nouvelles facilités de crédit renouvelables et à terme auprès de TD pour remplacer la facilité de 18 mois. La Banque Toronto-Dominion s'est engagée à consentir des facilités de crédit d'un montant de 100 millions de dollars, qui peut être majoré si d'autres prêteurs se joignent au consortium. La clôture des facilités de crédit demeure assujettie à certaines conditions d'usage visant des opérations de cette nature.

Si une des facilités de crédit n'est pas remplacée ou prolongée avant sa date d'échéance ou n'est pas remplacée, prolongée ou renouvelée pour un montant semblable ou à des conditions comparables, la capacité de la Fiducie de financer ses activités en cours et de verser des distributions d'encaisse pourrait en être touchée défavorablement.

INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, au 1000, 440 - 2nd Avenue S.W., Calgary (Alberta) T2P 5E9 et ceux de Taylor NGL Limited Partnership étaient KPMG s.r.l./S.E.N.C.R.L., comptables agréés, au 2700, 205 – 5th Avenue S.W., Calgary (Alberta) T2P 4B9. Ernst & Young s.r.l. est indépendant de la Fiducie et KPMG s.r.l./S.E.N.C.R.L. était indépendant de Taylor conformément au code de déontologie établi par l'Institute of Chartered Accountants of Alberta.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant l'émission des parts de fiducie seront examinées pour le compte de la Fiducie par Stikeman Elliott S.E.N.C.R.L., s.r.l. et pour le compte des preneurs fermes par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. À la date du présent supplément de prospectus, les associés et autres avocats de Stikeman Elliott S.E.N.C.R.L., s.r.l., en tant que groupe, et les associés et autres avocats de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., en tant que groupe, ont la propriété véritable, directe ou indirecte, de moins de 1 % des parts de fiducie en circulation de la Fiducie.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de plusieurs provinces du Canada confère au souscripteur ou à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, la législation permet également au souscripteur ou à l'acquéreur de demander la nullité ou, dans certains cas, la révision du prix ou des dommages-intérêts si le prospectus ou les modifications contiennent de l'information fausse ou trompeuse ou ne leur ont pas été transmis. Ces droits doivent être exercés dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

CONSENTEMENT D'ERNST & YOUNG S.R.L.

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 8 août 2007, complété par le supplément de prospectus daté du 29 janvier 2009, relatif au placement de 6 100 000 parts de fiducie (jusqu'à concurrence de 7 015 000 parts de fiducie si l'option pour attributions excédentaires des preneurs fermes est exercée) (collectivement le «**prospectus**») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2007 et 2006 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2007. Notre rapport est daté du 26 février 2008.

Ernst & Young s.r.l.

Calgary, Canada
le 29 janvier 2009

Ernst & Young s.r.l.
Comptables agréés

CONSENTEMENT DE KPMG S.R.L./S.E.N.C.R.L.

Nous avons lu le prospectus préalable de base simplifié daté du 8 août 2007 d'AltaGas Income Trust (la « **Fiducie** ») ainsi que le supplément de prospectus s'y rapportant daté du 29 janvier 2009 relatif au placement de 6 100 000 parts de fiducie (jusqu'à concurrence de 7 015 000 parts de fiducie si l'option de surallocation des preneurs fermes est entièrement exercée) de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné, par voie d'intégration par renvoi de la déclaration d'acquisition d'entreprise modifiée d'AltaGas Income Trust datée du 3 mars 2008, notre rapport au conseil d'administration de Taylor Gas Liquids Ltd., à titre de commandité de Taylor NGL Limited Partnership (la « **société en commandite** »), portant sur les bilans consolidés de la société en commandite aux 31 décembre 2007 et 2006 et sur les états consolidés des résultats, du résultat étendu et du déficit et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 5 février 2008.

Calgary, Canada
Le 29 janvier 2009

KPMG s.r.l./S.E.N.C.R.L.
Comptables agréés

ATTESTATION DES PRENEURS FERMES

Le 29 janvier 2009

À notre connaissance, le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, révèle de façon complète, véridique et claire tout fait important relatif aux titres faisant l'objet du placement, conformément à la législation en valeurs mobilières de chaque province du Canada.

pour VALEURS MOBILIÈRES TD INC.

(signé) Alec W.G. Clark

pour CLARUS SECURITIES INC.

(signé) Rod Campbell

pour BMO NESBITT BURNS INC.

(signé) Kevin Everingham

pour MARCHÉS MONDIAUX CIBC INC.

(signé) Timothy W. Watson

pour RBC DOMINION VALEURS MOBILIÈRES INC.

(signé) Derek Neldner

pour SCOTIA CAPITAUX INC.

(signé) Mark Herman

pour FINANCIÈRE BANQUE NATIONALE INC.

(signé) Iain Watson

pour VALEURS MOBILIÈRES HSBC (CANADA) INC.

(signé) Rod A. McIsaac

UNDERWRITING AGREEMENT

January 27, 2009

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355 - 4th Avenue SW
Calgary, AB
T2P 0J1

Attention: David W. Cornhill – Chairman and Chief Executive Officer

Dear Sirs:

Re: Offering of Trust Units

TD Securities Inc. and Clarus Securities Inc. (the "**Bookrunners**"), as co-lead underwriters, and each of the other underwriters listed in Schedule A to this Agreement (each an "**Underwriter**" and collectively, the "**Underwriters**") understand that AltaGas Income Trust (the "**Trust**") proposes to issue and sell 6,100,000 Trust Units (as herein defined) (the "**Firm Units**") of the Trust at a price per Trust Unit of $16.50 for an aggregate purchase price of $100,650,000 (the "**Purchase Price**") and will prepare and file all documents necessary in order to qualify the Offered Units (as herein defined) for Distribution (as herein defined) in each of the Provinces of Canada (the "**Qualifying Jurisdictions**").

Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Schedule A attached hereto, agree to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as herein defined), all but not less than all of the Firm Units. The Trust also proposes to issue and sell, at the election of the Underwriters, up to an additional 915,000 Trust Units (the "**Option Units**") pursuant to the Over-Allotment Option (as herein defined) at a price per Option Unit of $16.50.

The Trust agrees to sell to the Underwriters, and the Underwriters will have the option to purchase from the Trust, for the purpose of covering over-allotments, if any, up to the full number of the Option Units (the "**Over-Allotment Option**"). The Over-Allotment Option may be exercised by written notice to the Trust given by the Bookrunners, on behalf of the Underwriters, at any time until 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date (as herein defined). The notice shall specify the number of Option Units to be purchased pursuant to the Over-Allotment Option. If and to the extent the Over-Allotment Option is exercised by the Underwriters, upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust in the respective percentages set forth in Schedule A attached hereto, and the Trust shall issue and sell as directed by the Underwriters, in accordance with and subject to the provisions of this Agreement, that number of Option Units as indicated in the notice.

The Underwriters understand that the Trust has filed with the Securities Commissions (as herein defined) a short form base shelf prospectus dated August 8, 2007 relating to the offering of up to $500,000,000 aggregate amount of Trust Units or unsecured debt securities (the "**Base Shelf Prospectus**") and has received a final decision document pursuant to the MRRS (as herein defined) dated August 8, 2007 in respect of the Base Shelf Prospectus. We also understand that the Trust will prepare and file, in accordance with the terms hereof, the Prospectus Supplement (as herein defined) and all other necessary documents in order to qualify the Offered Units for Distribution to the public in each of the Qualifying Jurisdictions.

In consideration of the Underwriters' agreement to purchase the Offered Units and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisors to the Trust in respect of the sale of the Offered Units, assisting in preparing documentation relating to the Offered Units, distributing the Offered Units directly and through other investment dealers and brokers and performing administrative work in connection with the Distribution of the Offered Units, the Trust agrees to pay to the Underwriters: (i) at the Closing Time an underwriting fee of $0.825 per Offered Unit, for an aggregate underwriting fee of $5,032,500; and, if applicable, (ii) at the Additional Closing Time (as herein defined) an underwriting fee of $0.825 per Option Unit (being an aggregate amount of $754,875 in respect of the Option Units, if the Over-Allotment Option is exercised in full) (collectively, the "**Underwriting Fee**"). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

In this Agreement, capitalized terms not otherwise defined herein shall have the following meanings:

"**Administration Agreement**" means the administration agreement dated May 1, 2004 among the Trust, the General Partner, AltaGas as administrator, Holding Trust, AltaGas LP #1 and AltaGas LP #2;

"**Agreement**" means the agreement resulting from the acceptance by the Trust and AltaGas LP #1 of the offer made by the Underwriters by this letter;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the *Canada Business Corporations Act*;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta;

"**AltaGas LP #1 Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta;

"**AltaGas LP #2 Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**Amendment**" has the meaning ascribed thereto in Section 4;

"**ASTC**" means the ASTC Power Partnership, a general partnership formed pursuant to the provisions of the *Partnership Act* (Alberta);

"**Base Shelf Prospectus**" means the base shelf prospectus of the Trust dated August 8, 2007, qualifying for distribution from time to time up to $500,000,000 of Trust Units or unsecured debt securities of the Trust, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary;

"**Declaration of Trust**" means the declaration of trust of the Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the delegation agreement dated May 1, 2004 among the Trust, the General Partner and Computershare Trust Company of Canada;

"**Distribution**" means "distribution" or "distribution to the public", as those terms are defined by Securities Laws;

"**DRIP Plans**" means, collectively, the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Class B limited partnership units of either AltaGas LP #1 or AltaGas LP #2, in each case established on May 20, 2004;

"**Environmental Laws**" means any applicable domestic, federal, provincial, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

"**Holding Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and Holding Trust Trustee;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta by declaration of trust dated March 26, 2004, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the note indenture dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp.;

"**Loan Agreement**" means the Loan Agreement dated as of May 1, 2004 between AltaGas LP #2 and AltaGas;

"**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its Subsidiaries taken as a whole;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under Securities Laws;

"**Material Agreements**" means, collectively, this Agreement, the Declaration of Trust, the Loan Agreement, the Holding Trust Note Indenture, the Administration Agreement, the AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, the Delegation Agreement, the Holding Declaration of Trust, the Series 1 Notes, the Support Agreement, the Unanimous Shareholder Agreement, the Voting and Exchange Trust Agreement and the Operating Partnership Agreement;

"**MRRS**" means the mutual reliance review system previously provided for under National Policy 43-201 - "*Mutual Reliance Review System for Prospectuses and Annual Information Forms*" of the Canadian Securities Administrators;

"**NI 44-101**" means National Instrument 44-101 – "*Short Form Prospectus Distributions*" of the Canadian Securities Administrators;

"**NI 44-102**" means National Instrument 44-102 – "*Shelf Distributions*" of the Canadian Securities Administrators;

"**NP 11-202**" means National Policy 11-202 – "*Process for Prospectus Reviews in Multiple Jurisdictions*" of the Canadian Securities Administrators;

"**Offered Units**" means, collectively, the Firm Units and the Option Units;

"**Operating Partnership**" means AltaGas Operating Partnership, a partnership formed pursuant to the *Partnership Act* (Alberta) pursuant to the Operating Partnership Agreement;

"**Operating Partnership Agreement**" means the partnership agreement entered into as of the 30th day of April, 2004 between AltaGas Marketing Inc. and AltaGas Holdings Inc. and pursuant to which AltaGas was subsequently admitted as a partner of the Operating Partnership;

"Passport System" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – *"Passport System"* of the Canadian Securities Administrators (other than Ontario) and NP 11-202;

"Prospectus" means, collectively, the Base Shelf Prospectus and the Prospectus Supplement, in respect of the Distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference in the Base Shelf Prospectus;

"Prospectus Supplement" means the shelf prospectus supplement of the Trust in the English and French languages, incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus for purposes of the Distribution of the Offered Units in the Qualifying Jurisdictions as contemplated by NI 44-102;

"Public Record" means all information and documents filed by the Trust on SEDAR with the applicable Canadian securities regulators in compliance or purported compliance with Securities Laws;

"Securities Commissions" means the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

"Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Series 1 Notes" means the notes of Holding Trust of the first series authorized to be issued under the Holding Trust Note Indenture;

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

"SIFT Rules" means the specified investment flow-through rules in Canadian income tax law;

"Special Voting Units" means the units of the Trust, other than Trust Units, that may be authorized and issued from time to time pursuant to the Declaration of Trust;

"Subsidiaries" means, collectively, AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas, the General Partner, Holding Trust, AltaGas Holdings Inc., Operating Partnership, Taylor, Taylor Management Inc., Taylor Processing Inc., Taylor Gas Liquids Limited Partnership, Joffre Gas Liquids Limited Partnership, Taylor Gas Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, AltaGas Energy Limited Partnership, ECNG Energy L.P. and AltaGas Limited Partnership;

"Support Agreement" means the support agreement entered into on May 1, 2004 among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas Services Inc.;

"Taylor" means Taylor NGL Limited Partnership;

"Taylor BAR" means the amended business acquisition report of the Trust dated March 3, 2008 relating to the acquisition by the Trust, through AltaGas LP #1, of all of the outstanding partnership units of Taylor not already held by affiliates of the Trust;

"Taylor Convertible Debentures" means the 5.85% convertible debentures of Taylor which, following the acquisition by the Trust, through AltaGas LP #1, of all of the outstanding partnership units of Taylor, are convertible into Trust Units;

"Trustee" means Computershare Trust Company of Canada, as trustee of the Trust;

"Trust Assets" has the meaning ascribed thereto in the Declaration of Trust;

"Trust Units" has the meaning ascribed thereto in the Declaration of Trust;

"TSX" means the Toronto Stock Exchange;

"Unanimous Shareholder Agreement" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas pursuant to which AltaGas granted to the General Partner the powers of the directors of AltaGas to manage, or supervise the management of, the business and affairs of AltaGas, as from time to time amended, supplemented or restated;

"Unitholders" means the holders from time to time of Trust Units;

"U.S. Securities Laws" means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the *Securities Act of 1933*, as amended, and the *Securities Exchange Act of 1934*, as amended;

"Voting and Exchange Trust Agreement" means the agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and Computershare Trust Company of Canada; and

"Warrants" means the 180,433 special warrants to purchase Trust Units at a price of $24.94 per warrant, as issued by the Trust to Plutonic Power Corporation as consideration for the acquisition of four potential "run-of-river" hydro projects in the Province of British Columbia.

Any reference in this Agreement to a Section number shall refer to a section of this Agreement.

TERMS AND CONDITIONS

1. Qualification of Offered Units

The Trust shall fulfill all legal requirements to be fulfilled by it to enable the Offered Units to be offered for sale by the Trust and sold to the public in each of the Qualifying

Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the Securities Laws. All legal requirements to enable the Distribution of the Offered Units that are the responsibility of the Trust shall be fulfilled by the Trust as soon as practicable. Without limiting the generality of the foregoing, the Trust shall as soon as possible, and in any event, not later than 5:00 p.m. (Calgary time) on January 29, 2009 (or such other time and/or date as the Trust and the Underwriters may agree) prepare and file the Prospectus Supplement on SEDAR in each of the Qualifying Jurisdictions and will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Units for Distribution in the Qualifying Jurisdictions and shall provide the Prospectus Supplement in compliance with Section 3(g).

2. <u>Distribution of Offered Units</u>

The Underwriters will offer the Offered Units for sale to the public in Canada, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, the "**Selling Firms**" or each a "**Selling Firm**") only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectus and this Agreement. The Underwriters agree to sell the Offered Units only in accordance with, and in a manner permitted by, the laws of each of the Qualifying Jurisdictions and to require each Selling Firm to agree with the Underwriters to so sell the Offered Units. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Units are qualified for Distribution in any Province of Canada where a receipt or similar document (including an MRRS decision document) for the Base Shelf Prospectus has been obtained from the applicable Securities Commission unless notice to the contrary from the Trust or the applicable Securities Commission is provided to the Underwriters. Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable under this Section 2 with respect to a default under this Section 2 by another Underwriter.

The Underwriters shall use their reasonable best efforts to complete and cause the Selling Firms to complete Distribution of the Offered Units as promptly as possible, and shall give prompt notice to the Trust when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust of the proceeds realized in each Qualifying Jurisdiction from the Distribution of the Offered Units. The Underwriters may solicit offers to purchase or sell the Offered Units outside of Canada in accordance with applicable law (including, if applicable, U.S. Securities Laws and state securities laws), but will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or the filing of a prospectus or registration statement with respect to the Distribution of the Offered Units under the laws of such jurisdiction (and will require each Selling Firm to agree with the Underwriters not to so solicit or sell).

The Trust shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment thereto and shall allow the Underwriters and their counsel to conduct all

"due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation.

3. <u>Documents to be Delivered by the Trust</u>

The Trust shall deliver to the Underwriters:

(a) on the date of filing of the Prospectus Supplement, a copy of the Base Shelf Prospectus signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions;

(b) on the date of filing of the Prospectus Supplement, a copy of the Prospectus Supplement signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions, as applicable;

(c) on or prior to the date of filing of any Amendment, copies of the Amendment signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions, as applicable;

(d) at the time of the delivery to the Underwriters pursuant to this Section 3 of copies of the Prospectus and any Amendment, in each case in the French language,

(i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements or auditors' reports relating to the Trust (collectively, the "**Trust Financial Information**") or any financial charts, financial statements, notes to financial statements or auditors' reports relating to Taylor (collectively, the "**Taylor Financial Information**") contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible to any materially different interpretations with respect to any material matter contained therein; and

(ii) opinions of Ernst & Young LLP, the auditors of the Trust, dated the date of such document and stating that the Trust Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Trust Financial Information contained or incorporated by reference therein in the English language;

(iii) opinions of KPMG LLP, the auditors of Taylor, dated the date of such document and stating that the Taylor Financial Information contained in such document in the French language is in all material respects a

complete and proper translation of the Taylor Financial Information contained or incorporated by reference therein in the English language;

(e) at the time of the delivery to the Underwriters of the Prospectus Supplement pursuant to Section 3(b), a comfort letter dated the date of the Prospectus Supplement from Ernst & Young LLP, the auditors of the Trust, acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to the Trust contained in the Prospectus Supplement or contained in or incorporated by reference in the Base Shelf Prospectus based on a review by Ernst & Young LLP having a cut-off date not more than two Business Days prior to the date of the comfort letter;

(f) at the time of the delivery to the Underwriters of the Prospectus Supplement pursuant to Section 3(b), a comfort letter dated the date of the Prospectus Supplement from KPMG LLP, the auditors of Taylor, acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to Taylor contained in the Prospectus Supplement or contained in or incorporated by reference in the Base Shelf Prospectus based on a review by KPMG LLP having a cut-off date not more than two Business Days prior to the date of the comfort letter;

(g) forthwith when available, but in any case:

(i) in Toronto by 12:00 noon (local time) on the Business Day after the Prospectus Supplement or any Amendment is filed on SEDAR; and

(ii) in such cities (other than Toronto) as the Underwriters may reasonably request by 5:00 p.m. (local time) on the Business Day after the Prospectus Supplement or any Amendment is filed on SEDAR;

without charge, such numbers of commercial copies of the Prospectus and any Amendment together with any documents incorporated by reference in such Prospectus or Amendment as the Underwriters may reasonably require. The commercial copies of the Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions on SEDAR.

(h) During the period of Distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review and comment by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust;

(ii) any proposed document, including without limitation any amendment to or new annual information form, material change report, interim report, business acquisition report, or information circular, which may be

incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

4. Amendment

The Trust shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Base Shelf Prospectus or the Prospectus Supplement, as the case may be, required to be prepared by the Trust under Securities Laws or to the documents incorporated therein by reference that relate to the offering of the Offered Units in the Qualifying Jurisdictions (collectively, the "**Amendment**") or other documents required to be filed under Section 5. The Amendment shall be in form and substance satisfactory to the Underwriters, acting reasonably. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters with respect to such Amendment, letters and opinions similar to those referred to in Sections 3(d), 3(e) and 3(f).

5. Material Changes

Commencing on the date hereof and until the completion of the Distribution, the Trust shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust taken as a whole;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus Supplement; and

(c) any change in any material fact in the Prospectus or any Amendment, or the existence or discovery of any new material fact,

which change or material fact is, or may be, of such a nature as:

(d) to render the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with laws of the Qualifying Jurisdictions; or

(f) would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change provided that the Trust shall not file any Amendment or other document without first consulting with the Underwriters as to the form and content thereof. The Trust and AltaGas shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5 and, in any event, prior to making any filing referred to in this Section 5.

In addition, if, prior to the completion of the Distribution of the Offered Units, there is any change in any Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required as soon as possible.

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Section 13, the Closing Date shall be, unless the Trust and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate Passport System receipt obtained for such filings and notice of such filings have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Amendment have been delivered in accordance with Section 3(g),

provided, however, without the consent of the Underwriters, in no event shall the Closing Date be later than February 24, 2009.

6. Representations and Warranties of the Trust and AltaGas LP #1

The delivery to the Underwriters of the documents referred to in Sections 3(a), (b) and (c) shall constitute the consent of the Trust and AltaGas LP #1 to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Offered Units in compliance with the provisions of this Agreement and shall constitute the joint representation and warranty to the Underwriters by each of the Trust and AltaGas LP #1 that:

(a) such documents at the time of their signing or filing fully complied with the requirements of the Securities Laws pursuant to which they were filed (including the Shelf Procedures) and all the information and statements relating to the Trust

and the Subsidiaries contained therein (except for information or statements provided by and relating solely to the Underwriters and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation and constituted full, true and plain disclosure of all material facts relating to the Offered Units as required by the Securities Laws, and an MRRS decision document was issued by the Alberta Securities Commission in respect of the Base Shelf Prospectus evidencing that receipts were issued by each of the Securities Commissions in respect thereof;

(b) no material fact or information (except facts or information relating solely to the Underwriters) has been omitted from such documents and no other fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the financial position of the Trust or Taylor, as applicable, as at the dates indicated and the cash flows and results of operations of the Trust or Taylor, as applicable, for the periods indicated, and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(d) the pro forma financial statements, including the notes thereto, of the Trust contained in the Taylor BAR and incorporated by reference in the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and Taylor, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(e) except as disclosed in the Public Record, no material acquisitions or dispositions have been made by the Trust or any Subsidiary in the three most recently completed fiscal years, and none of the Trust nor any of the Subsidiaries is party to any contract with respect to any transaction that constitutes or would constitute a "significant acquisition" or a "significant probable acquisition", in each case that would require disclosure in the Prospectus under Securities Laws;

(f) the Trust has been properly created, settled and organized and is a valid and subsisting trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the

Prospectus including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(g) the Subsidiaries include the only subsidiaries of the Trust (as the term "subsidiary" is defined in National Instrument 45-106 – "*Prospectus and Registration Exemptions*" of the Canadian Securities Administrators) the total assets of which constitute more than 10% of the consolidated assets of the Trust or the total revenues of which constitute more than 10% of the consolidated revenues of the Trust in each case as of the date of the most recent audited financial statements of the Trust incorporated by reference in the Prospectus;

(h) each of AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas Ltd., the General Partner, Holding Trust, AltaGas Holdings Inc., Operating Partnership, AltaGas Energy Limited Partnership, ECNG Energy L.P., AltaGas Limited Partnership and Holding Trust Trustee has been duly incorporated, or in the case of any such non-corporate Subsidiaries, formed and organized and each of the Subsidiaries is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(i) each of the Subsidiaries and Holding Trust Trustee is qualified to carry on business under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the assets of the Trust in each jurisdiction where it carries on such activities;

(j) the Trust is the direct or indirect registered and beneficial owner of all of the issued and outstanding trust units, partnership units or interests, or common shares, as applicable, of the Subsidiaries (with the exception of Class B limited partnership units of AltaGas LP #1 as described in Section 6(bb)) and of a 50% interest in ASTC, with good and marketable title to all of such units, shares and interests, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Prospectus;

(k) subject to applicable laws, none of the Trust or any Subsidiary is currently prohibited, directly or indirectly, from paying dividends, from making distributions on its capital stock, units or other interests or securities, or from paying any interest or repaying any loans, advances or other indebtedness of the Trust or such Subsidiary;

(l) the Trust is a "unit trust" and a "mutual fund trust" and is not a "SIFT trust" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the Trust has conducted and at

all times will conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, including by limiting its activities to investing the property of the Trust in accordance with the Declaration of Trust and in any event in property in which a "mutual fund trust" is permitted by the Tax Act to invest, and the Trust will not carry on any other undertaking;

(m) to the best of the Trust's knowledge, as at December 31, 2008 approximately 30% of the issued and outstanding Trust Units (approximately 30% on a diluted basis) were beneficially owned by "non-residents" (as defined in the Tax Act);

(n) for purposes of the SIFT Rules, the Trust's market capitalization as of October 31, 2006 was not less than $1.5 billion, the Trust's "safe harbour" amount for the period November 1, 2006 to December 31, 2007 was not less than $600 million, the Trust's "safe harbour" amount for the period January 1, 2008 to December 31, 2008 was not less than $300 million, the Trust's "safe harbour" amount for the period January 1, 2009 to December 31, 2009 is not less than $300 million and the Trust's remaining "safe harbour" amount at the date hereof (prior to giving effect to the issuance of the Offered Units) is in excess of $700 million;

(o) the Trust has not exceeded its "safe harbour" limits for any period pursuant to the SIFT Rules;

(p) the attributes and characteristics of the Offered Units to be issued at the Closing Time and, if applicable, the Additional Closing Time, will conform in all material respects to the attributes and characteristics thereof described in the Prospectus or any Amendment;

(q) except pursuant to this Agreement and as disclosed in the Prospectus and any Amendment or as set forth in Section 6(aa), no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust or of any Subsidiary;

(r) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas LP #1 and to execute and deliver, on behalf of the Trust or a Subsidiary, as applicable, all other necessary documents in connection with the offering of the Offered Units, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(s) all authorizations, approvals and consents to be obtained by the Trust or any Subsidiary or Holding Trust Trustee under applicable laws, or under any agreements or documents by which the Trust or such Subsidiary or Holding Trust Trustee is bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement is a legal, valid and binding

agreement of the Trust and each of the Subsidiaries that is a party hereto enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(t) the Trust has full power and authority to issue the Firm Units and the Option Units and to grant the Over-Allotment Option and, at the Closing Date, the Firm Units and, at the Additional Closing Date, the Option Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefore, will be duly and validly issued as fully paid and non-assessable;

(u) the presently outstanding Trust Units are, and at the Closing Time the Offered Units will be, listed and posted for trading on the TSX and the Trust is in compliance in all material respects with the listing agreement between the Trust and such exchange;

(v) the definitive form of certificate for the Trust Units is in due and proper form under the laws governing the Trust and is in a form acceptable to the TSX;

(w) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units by the Trust in any Qualifying Jurisdictions except such as may be required under Securities Laws;

(x) the Trust is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Qualifying Jurisdictions and no Trust Units or unsecured debt securities have been issued under the Base Shelf Prospectus prior to the date hereof, other than 4,398,750 Trust Units issued for gross proceeds of $115,247,250 on June 10, 2008;

(y) the Trust is eligible to make use of the Shelf Procedures for the Distribution of the Offered Units and the Trust has not issued any securities pursuant to the Base Shelf Prospectus prior to the date of this Agreement, other than 4,398,750 Trust Units issued for gross proceeds of $115,247,250 on June 10, 2008;

(z) the Trust and each Subsidiary is current with all filings required to be made under the laws of all jurisdictions in which it exists or carries on any material business, is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and has all necessary certificates, licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business, except where the absence of such power and authority or failure to make any filing or obtain any certificate, licence, lease, permit, authorization or other approval would not result in an adverse material change to the Trust and the Subsidiaries taken as a whole, and all such certificates, licenses, leases, permits, authorizations or other approvals are in

full force and effect in accordance with their terms except where the failure to so maintain such certificates, licenses, leases, permits, authorizations or other approvals would not result in an adverse material change to the Trust and the Subsidiaries, taken as a whole;

(aa) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units; as at the date hereof 69,959,056 Trust Units and 1 Special Voting Unit (representing, in aggregate, 2,140,593 votes) are issued and outstanding as fully paid and non-assessable units in the capital of the Trust; and, as at the date hereof, 2,977,250 Trust Units are reserved for issuance on exercise of options granted pursuant to the Trust Unit Option Plan of the Trust, 2,140,593 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #1, 1,257,339 Trust Units are reserved for issuance pursuant to the DRIP Plans, 674,849 Trust Units are reserved for issuance pursuant to the Taylor Convertible Debentures, 180,433 Trust Units are reserved for issuance pursuant to the Warrants, and no other Trust Units or Special Voting Units of the Trust are reserved for issuance;

(bb) the authorized capital of AltaGas LP #1 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 69,959,061 Class A limited partnership units are issued and outstanding and legally and beneficially held by Holding Trust and 2,140,593 Class B limited partnership units are issued and outstanding and no other units of AltaGas LP #1 are reserved for issuance;

(cc) the authorized capital of AltaGas LP #2 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 68,705,438 Class A limited partnership units are issued and outstanding and legally and beneficially held by AltaGas LP #1 and no other units of AltaGas LP #2 are reserved for issuance;

(dd) the Trust, each Subsidiary and Holding Trust Trustee is not (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole, or (ii) in violation of the provisions of the Declaration of Trust, articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate,

result in an adverse material change to the Trust and the Subsidiaries, taken as a whole;

(ee) as at the date hereof, the principal amount outstanding under the Loan Agreement is $1,282,064,058 which amount is payable to AltaGas LP #2 by AltaGas, and the aggregate principal amount of the Series 1 Notes is $1,517,640,931, all of which notes are legally and beneficially held by the Trust and there are no other notes of any series outstanding pursuant to the Holding Trust Note Indenture;

(ff) except as disclosed in the Prospectus and any Amendment, the execution and delivery of this Agreement and the issue, sale and delivery of the Offered Units pursuant to this Agreement and the performance or the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, any Subsidiary or Holding Trust Trustee is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole, or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of the Trust, AltaGas LP #1 or any other Subsidiaries or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement;

(gg) except as disclosed in the Prospectus and any Amendment, there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or (to the knowledge of the Trust) contemplated or threatened against or affecting the Trust or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, affairs, business prospects, operations, assets or condition (financial or otherwise) of the Trust and the Subsidiaries, taken as a whole, or which affect or are reasonably likely to affect the Distribution of the Offered Units or the validity of any action taken or to be taken by the Trust or any Subsidiary pursuant to or in connection with this Agreement;

(hh) except as disclosed in the Prospectus and any Amendment, since December 31, 2007, neither the Trust nor any Subsidiary has incurred, assumed or suffered any liability or any tax liability (in either case, absolute, accrued, contingent or otherwise) or entered into any transaction which is or is reasonably expected to be material to the Trust and the Subsidiaries, taken as whole, and is not in the ordinary course of business;

(ii) except as disclosed in the Prospectus and any Amendment, since December 31, 2007, there has not been any material change or a change in material fact (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, affairs, business prospects, operation, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) or capital or ownership of the Trust and the Subsidiaries, taken as whole;

(jj) the Trust is a "reporting issuer" or has equivalent status in each of the Qualifying Jurisdictions within the meaning of Securities Laws;

(kk) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Trust Units or any other securities of the Trust or any Subsidiary has been issued or made by any Securities Commission or other applicable regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or to the best of the knowledge of the Trust, are contemplated or threatened by any such authority;

(ll) Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the registrar and transfer agent for the Trust Units;

(mm) each of the agreements which are material agreements to the Trust and the Subsidiaries, taken as whole, including the Material Agreements, have been duly and validly executed and delivered by the Trust or the Subsidiary, constitutes a valid or binding obligation of the Trust or the Subsidiary enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever enforceable terms, may be limited by applicable law, is in good standing and, except as disclosed in the Prospectus and any Amendment, there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(nn) the information and statements set forth in the Public Record were (or will be, as applicable) true, correct, and complete and did not (or will not, as applicable)

contain any misrepresentation, as of the date of such information or statements and the Trust is not in default of any material requirement of Securities Laws;

(oo) the records and minute books of the Trust and its Subsidiaries which have been made available to the Underwriters and counsel to the Underwriters for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(pp) except as disclosed in the Prospectus and any Amendment, there are no outstanding claims, actions, suits, litigation, arbitration, investigations, proceedings or inquiries, whether or not purportedly on behalf of the Trust or any Subsidiary or, to the knowledge of the Trust or any Subsidiary, proposed or threatened in writing against the Trust or any Subsidiary which, if determined adversely to the Trust or any Subsidiary could have an adverse material affect on the Trust and the Subsidiaries, taken as a whole, their respective businesses, affairs, business prospects, operations, properties, liabilities or obligations (absolute, accrued, contingent or otherwise), capital or ownership, taken as a whole, or which may restrict or prohibit the ability of the Trust to perform its obligations hereunder;

(qq) the Trust and each Subsidiary have good and marketable title to all material property and assets free and clear of all liens and encumbrances and defects that would materially affect the value of such property and assets or materially interfere with the use made or to be made of such property and assets by them and, except as disclosed in the Prospectus and any Amendment, the Trust and each Subsidiary hold all of their material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made of such property by them and the Trust and each Subsidiary have not received notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Trust or any Subsidiary to the continued possession of the leased or subleased properties; and except as set forth in the Prospectus and any Amendment, the Trust and each Subsidiary own or lease all such properties as are necessary to their business as currently conducted; except in each case where such event might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(rr) except as disclosed in the Prospectus and any Amendment, the Trust and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Trust and each Subsidiary or their business, assets, employees, officers and directors are in full force and effect; the Trust and the Subsidiaries are in compliance with the terms of such policies and instruments in all material

respects; and there are no material claims by the Trust or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Trust and each Subsidiary have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole;

(ss) except as disclosed in the Prospectus and any Amendment, the Trust and the Subsidiaries (i) are in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(tt) in the ordinary course of the business of the Trust and the Subsidiaries, such entities periodically review the effect of Environmental Laws on the business, operations and properties of the Trust and the Subsidiaries, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Trust and the Subsidiaries also conduct pre-acquisition investigations of new properties to identify potential violations of Environmental Laws, train management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establish procedures for communicating such incidents to its senior management. On the basis of such review, except as set forth in or contemplated in the Prospectus and any Amendment, neither the Trust nor any Subsidiary has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(uu) other than pursuant to this Agreement, neither the Trust nor any Subsidiary is a party to any contract, agreement or understanding with any person that would

give rise to a valid claim against it or the Underwriters for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Offered Units; and

(vv) the Trust, in making its decision to sell the Offered Units, did not rely on any material information concerning the Trust and the Subsidiaries, taken as a whole, that, to its knowledge, is not publicly disclosed or is not disclosed in the Prospectus.

7. Covenants of the Trust and AltaGas LP #1

Each of the Trust and AltaGas LP #1 covenants to the Underwriters that:

(a) the Trust will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment has been filed and Passport System receipt therefore, as applicable, has been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and a copy of such Passport System receipt;

(b) the Trust and AltaGas will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Prospectus or any Amendment; (ii) the suspension of the qualification of the Offered Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any purposes listed in (i) or (ii) above; or (iv) any requests made by any securities regulatory authority for amending or supplementing the Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or suspension referred to in (i) and (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) the Trust and AltaGas shall, prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, take or use their reasonable best efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Offered Units for sale to the public in the Qualifying Jurisdictions through registrants registered under applicable laws who have complied with the relevant provisions of Securities Laws; and

(d) prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, the Prospectus and any Amendment will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust, its Subsidiaries and to the Offered Units to the extent required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust and AltaGas LP #1 shall not apply to facts or information relating solely to the Underwriters or which are

modified by or superseded by facts or information contained in the Prospectus or any Amendment).

8. Closing

The purchase by the Underwriters of the Offered Units under this Agreement shall take place at the offices of Stikeman Elliott LLP, Calgary, Alberta at 6:30 a.m. (Calgary time) (the "**Closing Time**") on February 10, 2009 or at such other date and time as may be agreed upon in writing and as such date may be extended pursuant to Sections 5 or 14 (the "**Closing Date**"), but in any event no later than February 24, 2009.

The purchase and sale of any Option Units will occur at the place and time (the "**Additional Closing Time**") and on the date (the "**Additional Closing Date**") specified in the written notice to the Trust given by the Bookrunners, on behalf of the Underwriters, in connection with the exercise of the Over-Allotment Option, which date will not be earlier than the Closing Date or the second Business day after the giving of the notice or later than the fifth Business Day after the giving of the notice (and which closing, for greater certainty, may occur on a date that is more than 30 days after the Closing Date).

9. Closing Conditions

The Underwriters' obligations under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Underwriters shall have received at the Closing Time one or more definitive certificates representing in aggregate the Firm Units registered in the name of TD Securities Inc., or in such other name or names as TD Securities Inc. shall notify the Trust in writing not more than 24 hours prior to the Closing Time against delivery of the Purchase Price, net of the Underwriting Fee and net of estimated fees and expenses of counsel for the Underwriters and the estimated out-of-pocket expenses of the Underwriters as described in Section 12, by bank draft or wire transfer payable to or to the order of the Trust;

(b) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by the Chairman and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, of the General Partner, on behalf of the Trust, and of AltaGas, or such other persons as may be agreed upon by the Underwriters, acting reasonably, certifying (in their capacity as officers of the Trust, or AltaGas, as the case may be, and not in their personal capacity) that to the knowledge, information and belief of such persons, after having made or caused to be made reasonable inquiries and having carefully examined the Prospectus and any Amendment and except as may be disclosed in the Prospectus or any Amendment:

(i) no order ceasing or suspending trading in the Trust Units has been issued and, to the knowledge of such persons, no proceedings for such purposes are pending or threatened;

(ii) since the date of the Prospectus, there has been no material change, occurrence or development as contemplated by Section 5 (other than a change, occurrence or development related to the Underwriters);

(iii) the representations and warranties of the Trust and AltaGas LP #1 herein are true and correct in all material respects at the Closing Time as if made as at such time;

(iv) each of the Trust and AltaGas LP #1 has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(v) as to such other matters as the Underwriters may reasonably request;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Trust with respect to:

(i) the Trust, each Subsidiary and Holding Trust Trustee being validly existing and the Trustee being duly appointed as the trustee of the Trust and Holding Trust Trustee being duly appointed as the trustee of Holding Trust;

(ii) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Base Shelf Prospectus and any Amendment;

(iii) all necessary action having been taken by the Trust to validly allot and issue to the Underwriters the Firm Units and the Option Units and to grant the Over-Allotment Option;

(iv) the Firm Units having been validly authorized and issued and outstanding as fully paid Trust Units;

(v) in reliance on the conditional listing letter of the TSX, the conditional approval of the TSX of the listing of the Firm Units and the Option Units, subject to standard listing conditions being completed on or before the date specified for such in such letter;

(vi) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust or any Subsidiary

for the execution, delivery and performance by the Trust and the relevant Subsidiaries of this Agreement or for the consummation of the transactions contemplated hereby, except for such as have been made or obtained under Securities Laws;

(vii) each of the Trust and the Subsidiaries having all requisite corporate or equivalent power and authority to own, lease and operate its property and assets and to carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under the Material Agreements to which it is a party;

(viii) the conformity of the Trust Units and the Class B limited partnership units of AltaGas LP #1 to the description thereof in the Prospectus;

(ix) the due execution and delivery by the Trust and of each Subsidiary a party thereto of each of the Material Agreements and the legality, validity and enforceability of the Material Agreements against the Trust and each Subsidiary a party thereto (subject to usual qualifications);

(x) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Prospectus and the sale of the Offered Units at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (a) any of the terms, conditions or provisions of the Declaration of Trust, the articles, by-laws or resolutions of the Unitholders, partners or shareholders of the Trust and the Subsidiaries, as applicable, (b) any laws of Canada or the Province of Alberta, or (c) to the knowledge of such counsel, any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust or any Subsidiary is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole;

(xi) the qualification under Securities Laws of the Offered Units for Distribution in each of the Qualifying Jurisdictions;

(xii) the form and terms of the certificate for the Trust Units having been approved and adopted by the Trustee on behalf of the Trust, and the compliance of such form with all legal requirements and the Declaration of Trust;

(xiii) the appointment as transfer agent and registrar for the Trust Units of the Trustee at its principal offices in the Cities of Calgary and Toronto;

(xiv) the confirmation of the accuracy and completeness of the sections in the Prospectus entitled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment"; and

(xv) as to such other matters as the Underwriters or counsel to the Underwriters may reasonably request;

(d) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Offered Units as the Underwriters may reasonably require, it being understood that counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the provinces of Alberta or Canada and counsel to the Underwriters may rely on the opinions of counsel to the Trust as to matters which relate specifically to the Trust and the Subsidiaries;

(e) each of the Trust and AltaGas LP #1 shall have complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(f) the Trust shall not be or be deemed to be a reporting issuer or the equivalent thereof not in good standing and shall not be in default of any Securities Laws in the Qualifying Jurisdictions at the Closing Time if in the opinion of the Underwriters, acting reasonably, such failure to be in good standing or such default could have a material adverse effect on the Trust or the offering of Offered Units;

(g) the Underwriters shall have received at the Closing Time a comfort letter from the auditors of the Trust and from the auditors of Taylor dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letters referred to in Section 3(e) and 3(f) forward to the Closing Time, provided that each such comfort letter shall be based on a review by the applicable auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(h) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language; and

(i) evidence satisfactory to the Underwriters that the distribution expected to be payable to Unitholders of record on or about February 25, 2009 will be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to February 25, 2009, on the Option Units.

If and when the Over-Allotment Option is exercised from time to time and as to all or any portion of the Option Units, a definitive certificate or certificates for such Option Units, and payment therefore, shall be delivered at the Additional Closing Time in the manner set forth in Section 9(a) above and upon the terms and conditions set forth above in Section 9(b) to (g) inclusive, except that references in Section 9 to the Closing Date and the Closing Time shall be deemed, for the purposes of this paragraph, to refer to the Additional Closing Date and the Additional Closing Time, respectively, and references in such Section to the Firm Units shall be deemed, for the purposes of this paragraph, to refer to the Option Units being purchased by the Underwriters at such time.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and on the terms and conditions in respect of the purchase of any Option Units as would apply to the purchase of the Firm Units, and any steps to be taken or conditions to be satisfied in order to complete the sale of the Firm Units shall apply equally in order to complete the sale of any Option Units.

10. Indemnity

(a) Indemnity. Each of the Trust and AltaGas LP #1 (collectively, the **"Indemnifying Parties"**) covenants and agrees that it shall (subject to Sections 10(e) and 11) protect and indemnify the Underwriters and their respective shareholders, directors, officers, partners, employees and agents (the **"Indemnified Parties"**) from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Offered Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(i) any breach of or default under any representation, warranty, covenant or agreement made by the Trust or AltaGas LP #1 in this Agreement or any other document to be delivered pursuant hereto;

(ii) any information or statement (except any information or statement furnished by or relating solely to the Underwriters or any of them) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating to the Underwriters or any of them) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation

relating solely to the Underwriters or any of them) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them) preventing or restricting the trading in, the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions.

(b) Notification of Claims. If any claim contemplated by this Section 10 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 10 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Indemnifying Parties as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall not affect the Indemnifying Parties' liability and provided further that any failure to so notify in respect of any actual claim shall affect the Indemnifying Parties' liability under this Section 10 only to the extent that they are materially prejudiced by such failure).

(c) Retaining Counsel. The Indemnifying Parties shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such claim or any suit brought to enforce such claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Indemnifying Parties without the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Indemnifying Parties fail to assume the defence of such suit on behalf of the Indemnified Party within seven Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the Indemnifying Parties; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and one or more of the Indemnifying Parties and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Parties;

(in the case of each of (c)(i), (ii) and (iii) the Indemnifying Parties shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel acceptable to the Indemnifying Parties, acting reasonably, for all Indemnified Parties and, in addition, one firm of local counsel acceptable to the Indemnifying Parties, acting reasonably, in each applicable jurisdiction).

(d) Right of Indemnity in Favour of Others. It is the intention of the Indemnifying Parties to constitute each Underwriter as the trustee for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Indemnifying Parties under this Section 10 with respect to such Underwriter's directors, shareholders, officers, employees and agents and each Underwriter agrees to accept such trust and hold and enforce such covenants on behalf of such persons.

(e) Indemnity not Available. Notwithstanding the provisions of Section 10, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Indemnifying Parties have complied with the provisions of Sections 3(g), 4 and 5 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Indemnifying Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 10 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Indemnified Parties are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee payable by the Trust bears to the total gross proceeds to the Trust of the sale of the Offered Units (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Indemnifying Parties shall be responsible for the balance whether or not they have been sued or sued separately; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee or any portion thereof actually received.

The rights to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by

statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Indemnifying Parties notice thereof in writing, but failure to so notify shall not relieve the Indemnifying Parties of any obligation which they may have to the Indemnified Party under this Section 11, except to the extent that they are materially prejudiced by such failure, and the right of the applicable Indemnifying Parties to assume the defence of such Indemnified Party shall apply as set out in Section 10, with necessary changes in detail.

The Indemnifying Parties further agree not to claim contribution from the Indemnified Parties in the event of any action brought against the Indemnifying Parties as a result of any information, statement or omission referred to in Section 10(a)(ii) (except any information or statement or omission relating to the Underwriters or any of them).

12. Expenses of the Offering

Whether or not the transactions herein contemplated shall be completed and except as provided below, all expenses of or incidental to the sale of the Offered Units shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Offered Units, the fees and expenses of counsel and auditors to the Trust and Taylor, all marketing expenses including printing of marketing materials (including the confidential information memorandum) and road show expenses, all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof), the fees and expenses of counsel for the Underwriters (to a maximum of $100,000, inclusive of disbursements and GST) and the out-of-pocket expenses of the Underwriters.

13. Termination

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms); or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict the trading in the Offered Units or the completion of the offering of Offered Units or would be expected to have a material adverse effect on the market price or value of the Trust Units, by giving the Trust written notice to that effect at any time prior to the Closing Time;

(b) any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the distribution of the Offered Units is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory or judicial authority or the TSX (other than as a result of any act or omission of the Underwriter contrary to the terms of the Agreement), and the same has not been rescinded, revoked or withdrawn;

(c) if, prior to the Closing Time, there shall occur any change, occurrence or development as is contemplated in Section 5 (other than a change, occurrence or development related to the Underwriter), which in the Underwriter's opinion could be reasonably expected to have a material adverse effect on the market price or value of the Offered Units, by giving the Trust written notice to that effect prior to Closing Time;

(d) if, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriter's reasonable opinion seriously adversely affects, or may seriously adversely affect, the financial markets or the business of the Trust in each case taken as a whole, by giving the Trust written notice to that effect prior to the Closing Time;

(e) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(f) the Underwriters shall become aware, through their due diligence investigations or otherwise, of any material information with respect to the Trust or any of its Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Units, or which adversely impacts the distribution or the marketability of the Offered Units; or

(g) the Trust or AltaGas LP #1 shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

If any Underwriter terminates its obligations hereunder pursuant to this Section 13, the liability of the Trust and AltaGas LP #1 hereunder to the Underwriter, if any, and the liability of the Underwriter hereunder to the Trust and AltaGas LP #1, if any, shall be limited to the respective obligations of such parties under Sections 10, 11 and 12.

14. Underwriting Percentages

(a) The Underwriters' obligation to purchase the Firm Units at the Closing Time (and the Option Units, if any, at the Additional Closing Time) shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the percentages set forth in Schedule A of the aggregate amount of Firm Units to be purchased at the Closing Time (or the Option Units, if any, at the Additional Closing Time).

(b) If one or more of the Underwriters shall fail or refuse to purchase its or their applicable percentages set forth in Schedule A of the aggregate amount of the Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 5% of the aggregate number of Firm Units to be purchased at the Closing Time, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth in Schedule A opposite their name bears to the aggregate of the percentages set forth opposite the names of all such non-defaulting Underwriters, to purchase the Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

(c) If any one or more of the Underwriters shall not purchase its applicable percentage of the Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriters or Underwriters agreed but failed or refused to purchase is more than 5% of the aggregate number of Firm Units to be purchased at such time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Units which would otherwise have been purchased by such defaulting Underwriters; the non-defaulting Underwriters exercising such right shall purchase such Firm Units pro rata to their respective percentages as set forth in Section 14(a) or in such other proportions as they may otherwise agree. If such right is exercised, the non-defaulting Underwriters shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, including an Amendment to the Prospectus Supplement or in any other documents or arrangements may be effected. If such right is not exercised, each of the other Underwriters not in default shall be relieved of all obligations to the Trust under this Agreement upon submission to the Trust of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time. Nothing in this Section 14 shall oblige the Trust to sell to any or all of the Underwriters less than all of the aggregate amount of the Firm Units or shall relieve any of the Underwriters in default hereunder from liability to the Trust.

15. Black-out Period

The Trust hereby agrees that without the prior consent of the Bookrunners, which consent shall not be unreasonably withheld, it will not, during the period ending 90 days after the

Closing Date, (i) offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or Special Voting Units of the Trust or any securities convertible into or exercisable or exchangeable for such units (and will not permit any Subsidiary, including AltaGas LP #1 or AltaGas LP #2 to undertake any of the aforementioned transactions) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such units, or such other securities, in cash or otherwise, provided that this Section 15 shall not restrict the grant of options, or the issue of Trust Units on exercise of options granted, pursuant to the Trust Unit Option Plan of the Trust, Trust Units issued pursuant to the Midterm Incentive Plan of the Trust, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #1 and Trust Units issued pursuant to the DRIP Plans.

16. <u>Termination/Waiver</u>

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Offered Units by giving written notice to that effect to the Trust prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

17. <u>Contracts of the Trust</u>

The parties hereto acknowledge that the General Partner is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the General Partner or any of the Unitholders of the Trust and that any recourse against the Trust, the General Partner or any Unitholder in any manner in respect of indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust.

18. <u>Distributions</u>

The Trust agrees that, provided the Closing Date occurs on or prior to February 25, 2009, it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.18 per Trust Unit which is payable on February 15, 2009 to

Unitholders of record on January 26, 2009. The Trust agrees that it is a material term of this Agreement and the determination of the purchase price of the Offered Units that the distribution expected to be paid to Unitholders of record on February 25, 2009 be paid on Firm Units and, if the Additional Closing Date occurs on or prior to February 25, 2009, the Option Units. Accordingly, the Trust agrees that if for any reason the conditions referred to in Section 9 are not satisfied (other than as a result of the Closing Date or the Additional Closing Date (if it was otherwise scheduled to occur on or prior to February 25, 2009), as the case may be, not occurring before February 25, 2009 as a result of a default by the Underwriters hereunder), the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Additional Closing Date was scheduled to occur on or prior to February 25, 2009, the Option Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectus and in any other document or arrangements may be effected.

19. Survival

The representations, warranties, obligations and agreements of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years from the Closing Date notwithstanding any subsequent disposition by the Underwriters of the Offered Units, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

20. Notices

Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or AltaGas LP #1, 1700, 355 - 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Attention: Dennis Dawson, Vice-President, General Counsel and Corporate Secretary, facsimile (403) 691-7576; in the case of the Underwriters to: (i) TD Securities Inc., 800 Home Oil Tower, 324 - 8th Avenue S.W., Calgary, AB T2P 2Z2, Attention: Alec Clark, facsimile (403) 292-2776, and (ii) Clarus Securities Inc., Waterfront Centre, Suite 1615-200 Burrard Street, Vancouver, B.C., V6C 3L6, Attention: Rod Campbell, facsimile (604) 605-5704, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The parties and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the

sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

21. Time

Time shall be of the essence in this Agreement.

22. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein, and the courts of the Province of Alberta shall have exclusive jurisdiction over any dispute hereunder.

23. Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

24. Over-Allotment/Stabilization

In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Units at levels other then those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Severability

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

26. Entire Agreement

This Agreement constitutes the entire agreement among the Trust, AltaGas LP #1 and the Underwriters in connection with the offering of the Offered Units and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

27. Counterparts/Facsimile Signatures

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

28. Authority of the Bookrunners

The Bookrunners are hereby authorized by each of the other Underwriters to act on its behalf and the Trust and AltaGas LP #1 shall be entitled to and shall act on any notice given in accordance with Section 20 or any agreement entered into by or on behalf of the Underwriters by the Bookrunners, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 10 which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 13, which notice may be given by any of the Underwriters, any exercise of the rights of the Underwriters, under Section 14, which shall be exercised by all the non-defaulting Underwriters, or any waiver pursuant to Section 16, which waiver must be signed by all of the Underwriters.

29. United States Selling Restrictions

The Trust and AltaGas LP #1 and the Underwriters acknowledge that the attached Schedule B is incorporated into and forms part of this Agreement. The Underwriters agree that any offer or sale of the Offered Units in the United States or to U.S. persons will be made in accordance with Schedule B. The Trust and AltaGas LP #1 and the Underwriters make the representations, warranties and covenants attributable to them as set forth in Schedule B.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to Clarus Securities Inc., on behalf of the Underwriters.

Yours very truly,

TD SECURITIES INC.

By: *"Alec W.G. Clark"*

CLARUS SECURITIES INC.

By: *"Rod Campbell"*

BMO NESBITT BURNS INC.

By: *"Kevin Everingham"*

CIBC WORLD MARKETS INC.

By: *"Timothy W. Watson"*

RBC DOMINION SECURITIES INC.

By: *"Derek Neldner"*

SCOTIA CAPITAL INC.

By: *"Mark Herman"*

NATIONAL BANK FINANCIAL INC.

By: *"Iain Watson"*

HSBC SECURITIES (CANADA) INC.

By: *"Rod A. McIsaac"*

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

ALTAGAS INCOME TRUST
by its agent, AltaGas General Partner Inc.

Per: *"David Cornhill"*

Per: *"Debbie Stein"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its agent, AltaGas General Partner Inc.

Per: *"David Cornhill"*

Per: *"Debbie Stein"*

[EXECUTION PAGE TO THE JANUARY 27, 2009 ALTAGAS INCOME TRUST UNDERWRITING AGREEMENT]

SCHEDULE A

TD Securities Inc.	24.0%
Clarus Securities Inc.	24.0%
BMO Nesbitt Burns Inc.	11.0%
CIBC World Markets Inc.	11.0%
RBC Dominion Securities Inc.	11.0%
Scotia Capital Inc.	11.0%
National Bank Financial Inc.	5.5%
HSBC Securities (Canada) Inc.	2.5%
	100%

SCHEDULE B
TO
UNDERWRITING AGREEMENT

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

*This is Schedule B to the Underwriting Agreement made as of January 27, 2009 among TD Securities Inc., Clarus Securities Inc. and each of the other underwriters listed in Schedule A to the Underwriting Agreement (collectively, the "**Underwriters**"), AltaGas Income Trust ("**Trust**") and AltaGas Holding Limited Partnership No. 1.*

Capitalized terms used in this Schedule B and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule B is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule B, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Units;

"**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144**" means Rule 144 adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to the Underwriting Agreement;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents, warrants, covenants and agrees to and with the Trust that:

(a) it acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Offered Units constituting part of its allotment except in accordance with Rule 144A;

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units within the United States, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Trust;

(c) it shall require each Selling Dealer Group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each Selling Dealer Group member complies with, the applicable provisions of this Schedule B as if such provisions applied to such Selling Dealer Group member;

(d) all offers and sales of the Offered Units in the United States will be effected through one or more United States affiliates of an Underwriter (each, a **"U.S. Affiliate"**) in accordance with all applicable U.S. broker-dealer requirements;

(e) each U.S. Affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer under the U.S. Exchange Act, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc.;

(f) it will not, either directly or through a U.S. Affiliate, solicit offers for, or offer to sell, the Offered Units in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Units;

(g) it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Units in the United States only from, and will offer the Offered Units only to,

persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A;

(h) it will deliver, through a U.S. Affiliate, a copy of a U.S. placement memorandum (the "**U.S. Placement Memorandum**") including the Prospectus, in the form agreed by the Trust and the Underwriters, and each purchaser will have received at or prior to the time of purchase of any Offered Units, the U.S. Placement Memorandum including the Prospectus;

(i) it shall cause each U.S. Affiliate to agree, for the benefit of the Trust, to the same provisions as are contained in paragraph 1 of this Schedule B;

(j) at least one business day prior to closing, it shall cause each U.S. Affiliate to provide Computershare Trust Company of Canada ("**Transfer Agent**") with a list of all purchasers of the Offered Units in the United States; and

(k) if it or its U.S. Affiliates have offered or sold Offered Units in the United States, at closing it, together with each such U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule B, or will be deemed to have represented that neither it nor they offered or sold Offered Units in the United States.

2. The Trust represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a "foreign issuer" (as such term is defined in Regulation S) and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units;

(b) it is not, and giving effect to the offering and sale of the Offered Units and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) at the date hereof, the Offered Units are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Offered Units and any prospective purchaser

of Offered Units designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4), of Rule 144A;

(e) none of it, its affiliates or any person acting on its or their behalf has offered or will offer to sell the Offered Units by means of any form of General Solicitation or General Advertising; and

(f) none of it, its affiliates or any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units.

SEC File # 82-34911

EXHIBIT 1 TO SCHEDULE B
FORM OF UNDERWRITERS' CERTIFICATE

In connection with the offer and sale of the trust units (the "**Securities**") of AltaGas Income Trust (the "**Trust**") to one or more U.S. institutional investors, the undersigned **[Name of Underwriter]**, on behalf of the several underwriters (the "**Underwriters**") referred to in the Underwriting Agreement dated as of January 27, 2009 among the Trust, AltaGas Holding Limited Partnership No. 1 and the Underwriters (the "**Underwriting Agreement**"), and **[Name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Affiliate**"), do hereby certify that:

(a) the U.S. Affiliate is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc. on the date hereof, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(b) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"));

(c) each offeree was provided with a copy of the U.S. placement memorandum (the "**U.S. Placement Memorandum**"), including the Canadian prospectus supplement dated January 29, 2009 and the short form base shelf prospectus dated August 8, 2007 to which it relates (together, the "**Prospectus**") for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(d) immediately prior to transmitting the U.S. Placement Memorandum to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "**Qualified Institutional Buyer**"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

[UNDERWRITER]	[U.S. AFFILIATE]
By: ______________________	By: ______________________
•	•
By: ______________________	By: ______________________
•	•

SEC File # 82-34911

Blakes

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

January 29, 2009

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers Quebec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice – Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Re: Prospectus Supplement of AltaGas Income Trust (the "Trust")

Dear Sirs/Mesdames:

We refer to the prospectus supplement of the Trust dated January 29, 2009 (the "**Prospectus Supplement**") relating to the offering by the Trust of 6,100,000 trust units together with up to an additional 915,000 trust units issuable pursuant to an over-allotment option granted by the Trust to the underwriters for such offering. The Prospectus Supplement is deemed to be incorporated by reference into the short form base shelf prospectus of the Trust dated August 8, 2007.

We hereby consent to the reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus Supplement or any other similar document and is not to be relied upon by any other parties or for any other purpose.

Yours truly,

BLAKE, CASSELS & GRAYDON LLP

30873723.1

SEC File # 82-34911

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

BY SEDAR

January 29, 2009

The Securities Commissions or equivalents
thereof in each of the provinces of Canada

CONSENT

Dear Sirs/Mesdames:

Re: AltaGas Income Trust
Shelf Prospectus Supplement dated January 29, 2009

We refer to the shelf prospectus supplement dated January 29, 2009 (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") in connection with the offering of up to 7,015,000 of trust units of the Trust (the "**Trust Units**") under a base shelf prospectus dated August 8, 2007 (together with the Prospectus Supplement, the "**Prospectus**").

We hereby consent to the references to our firm name in the Prospectus Supplement, and to our opinion set out under the heading "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Legal Matters", which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be relied upon by any other party or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

SEC File # 82-34911

KPMG LLP
Chartered Accountants
2700 205 – 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

AltaGas Income Trust ("Trust")

We refer to the prospectus supplement dated January 29, 2009 to the short form base shelf prospectus of AltaGas Income Trust dated August 8, 2007 relating to the sale and issue of trust units of the Trust.

We consent to the use, through the incorporation by reference in the short form base shelf prospectus of the amended business acquisition report of the Trust dated March 3, 2008, of our report dated February 5, 2008 to the board of directors of Taylor Gas Liquids Ltd. as general partner of Taylor NGL Limited Partnership on the following financial statements:

> Consolidated balance sheets as at December 31, 2007 and 2006;
>
> Consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended.

We report that we have read the short form base shelf prospectus dated August 8, 2007 and the prospectus supplement dated January 29, 2009 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
January 29,2009

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

29 January 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

Re: AltaGas Income Trust (the "Trust")

We refer to the short form base shelf prospectus of the Trust dated August 8, 2007, as supplemented by the prospectus supplement dated January 29, 2009, relating to the qualification for distribution of 6,100,000 Trust Units (up to 7,015,000 Trust Units if the underwriters' over-allotment option is exercised) (collectively the "Prospectus").

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report dated February 26, 2008 to the Unitholders of the Trust, on the following consolidated financial statements (the "Financial Statements"):

Consolidated balance sheets as at December 31, 2007 and 2006; and

Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years ended December 31, 2007 and 2006.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Prospectus and in the Annual Information Form dated March 11, 2008 incorporated by reference in the above mentioned Prospectus.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audits of such Financial Statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 12, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on February 17, 2009 to holders of record on January 26, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

SEC File # 82-34911

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (December 12, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on January 15, 2009 to holders of record on December 29, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	01/01/2009 - 01/31/2009

Summary

Issued & Outstanding Opening Balance :	69,761,778	As at :	01/01/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	194,688
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	2,580
Issued & Outstanding Closing Balance :	69,959,056

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**2,972,250**	As at :	01/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/05/2009	N	5,000			
Filer's comment Options granted to new employee at an exercise price of $17.30 expiring January 5, 2019					
01/05/2009	N			500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
01/05/2009	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
01/05/2009	N			1,125	
Filer's comment March 23, 2007 options cancelled due to employee departure					
01/15/2009	N			1,500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
01/24/2009	N			250	
Filer's comment December 10, 2007 options cancelled due to employee departure					
01/15/2009	N			1,125	
Filer's comment March 23, 2007 options cancelled due to employee departure					
01/15/2009	N			1,875	
Filer's comment December 10, 2007 options cancelled due to employee departure					
01/15/2009	N			5,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
01/20/2009	N			2,000	

Filer's comment

December 10, 2008 options cancelled due to employee departure

01/26/2009	N			5,000	

Filer's comment

December 10, 2008 options cancelled - error in issuing to four employees

01/31/2009	N			1,500	

Filer's comment

September 6, 2006 options cancelled due to employee departure

01/31/2009	N			250	

Filer's comment

March 23, 2007 options cancelled due to employee departure

Totals		5,000	0	20,375	0

Stock Options Outstanding Closing Balance: **2,956,875** As at : 01/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve **553,132** As at : 01/01/2009

Effective Date	Securities Listed	Securities Issued
01/15/2009		194,688
Totals	0	194,688

Closing Reserve: **358,444** As at : 01/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,207** As at : 01/01/2009

Effective Date	Securities Listed	Securities Issued
01/15/2009		10
Totals	0	10

Closing Reserve: **704,197** As at : 01/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/28/2009	Conversion (General)	580

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

01/12/2009	Conversion (General)	2,000

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals		2,580

Filed on behalf of the Issuer by:

Name: Tammy Belsham

Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	02/03/2009
Last Updated:	02/03/2009

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	69,547,496	As at :	12/01/2008

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	213,053
DRIP Plan #2 - Exchangeable LP Units	12
Other Issuances and Cancellations	1,217

Issued & Outstanding Closing Balance :	69,761,778

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,600,000**	As at :	12/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/05/2008	N			500	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
12/05/2008	N			750	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
12/10/2008	N	1,379,000			
Filer's comment					
Options granted to various employees and insiders at an exercise price of $14.24 expiring December 10, 2018					
12/24/2008	N			750	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
12/25/2008	N			2,500	
Filer's comment					
January 8, 2007 options cancelled due to employee departure					
12/31/2008	N			750	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
12/31/2008	N			1,500	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
Totals		1,379,000	0	6,750	0

Stock Options Outstanding Closing Balance:	**2,972,250**	As at :	12/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve	**766,185**	As at :	12/01/2008

Effective Date	Securities Listed	Securities Issued		
12/15/2008		213,053		
Totals	0	213,053		
Closing Reserve:		**553,132**	As at :	12/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,219**	As at :	12/01/2008
Effective Date	**Securities Listed**	**Securities Issued**		
12/15/2008		12		
Totals	0	12		
Closing Reserve:		**704,207**	As at :	12/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/10/2008	Conversion (General)	1,217

Filer's comment
Trust Units issued upon conversion of outstanding Taylor debentures

Totals		1,217

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	01/07/2009
Last Updated:	01/07/2009

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2008 - 11/30/2008

Summary

Issued & Outstanding Opening Balance :	69,326,880	As at :	11/01/2008

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	186,467
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	34,139
Issued & Outstanding Closing Balance :	69,547,496

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,623,500**	As at :	11/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/03/2008	N			1,250	
Filer's comment September 6, 2006 options cancelled due to employee departure					
11/03/2008	N			1,500	
Filer's comment December 19, 2005 options cancelled due to employee departure					
11/03/2008	N			500	
Filer's comment March 23, 2007 options cancelled due to employee departure					
11/09/2008	N			4,000	
Filer's comment September 6, 2006 options cancelled due to employee departure					
11/20/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
11/21/2008	N			500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
11/25/2008	N			7,500	
Filer's comment January 8, 2007 options cancelled due to employee departure					
11/25/2008	N			4,000	
Filer's comment December 10, 2007 options cancelled due to employee departure					
11/25/2008	N			4,000	
Filer's comment June 25, 2008 options cancelled due to employee departure					
Totals		0	0	23,500	0

Stock Options Outstanding Closing Balance:	**1,600,000**	As at :	11/30/2008

DRIP Plan #1 - Trust Units

Opening Reserve	**952,652**	As at :	11/01/2008

Effective Date	Securities Listed	Securities Issued
11/17/2008		186,467
Totals	0	186,467

Closing Reserve:	**766,185**	As at :	11/30/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,229**	As at :	11/01/2008

Effective Date	Securities Listed	Securities Issued
11/17/2008		10
Totals	0	10

Closing Reserve:	**704,219**	As at :	11/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/27/2008	Conversion (General)	4,035

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Effective Date	Transaction Type	Number of Securities
11/27/2008	Conversion (General)	30,104

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals		34,139

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	12/02/2008
Last Updated:	12/01/2008

END